Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                    X                    Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                                          No                            X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

• SIGNATURES

• NOTICE OF THE CONVOCATION OF THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
• Attached Document (1)
BUSINESS REPORT
1. Business Conditions
2. Matters Concerning Shares of the Company
3. Matters Concerning Stock Acquisition Rights
4. Matters Concerning Directors and Corporate Auditors
5. Condition of Accounting Auditor
6. TDK’s System and Policy

• Attached Document (2)
CONSOLIDATED BALANCE SHEET

• Attached Document (3)
CONSOLIDATED STATEMENT OF INCOME

• Attached Document (4)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

• Attached Document (5)
LIST OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

• Attached Document (6)
NON-CONSOLIDATED BALANCE SHEET

• Attached Document (7)
NON-CONSOLIDATED STATEMENT OF INCOME

• Attached Document (8)
NON-CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

• Attached Document (9)
LIST OF NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

• Attached Document (10)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT FOR CONSOLIDATED STATUTORY REPORTS

• Attached Document (11)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT FOR NON-CONSOLIDATED STATUTORY REPORTS

• Attached Document (12)
CERTIFIED COPY OF AUDIT REPORT OF BOARD OF CORPORATE AUDITORS

• Reference Documents Concerning the Ordinary General Meeting of Shareholders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
June 8, 2007
	BY:	/s/ Noboru Hara
Noboru Hara
General Manager General Affairs Department Administration Group

[Translation]
NOTICE OF THE CONVOCATION
OF
THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice:
This is a translation from Japanese language of a notice distributed to shareholders in Japan. The translation is prepared solely for the convenience of foreign shareholders. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

TDK Corporation
Tokyo, Japan

[Translation]
Securities Code No. 6762
To: Shareholders
June 8, 2007
TDK Corporation (the “Company” or “TDK”)
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo
Hajime Sawabe
Chairman & Representative Director
NOTICE OF CONVOCATION OF
THE 111TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Madams/Sirs:
     You are hereby notified that the 111th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.
     In the event that you are unable to attend the aforesaid meeting, it is possible to exercise your voting rights in writing. To exercise voting rights in writing, please carefully read the Reference Documents Concerning the Exercise of Voting Rights below, indicate whether you approve or disapprove the items on the agenda on the voting right exercise form enclosed herewith and return it to the Company by 5:20 PM on June 27, 2007 (Wednesday).
Particulars

1.	Date and Time:	10:00 a.m. on June 28, 2007 (Thursday)

2.	Place of the Meeting:	Technical Center of the Company, 9th Floor 15-7, Higashi-Ohwada 2-chome, Ichikawa-shi, Chiba Prefecture

3.	Purposes of the Meeting:

Matters to be Reported:

	1.	Matters of the Report on Business and Consolidated Financial Statements for the 111th Fiscal Year (from April 1, 2006 to March 31, 2007), and Report on Audit Results of Consolidated Financial Statements for the 111th Fiscal Year by Accounting Auditor and the Board of Corporate Auditors;
	2.	Report on Matter of Non-Consolidated Financial Statements for the 111th Fiscal Year (from April 1, 2006 to March 31, 2007).

Matters to be Resolved:

First Item:	Appropriation of Retained Earnings
Second Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan
Third Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme
Fourth Item:	Election of seven (7) Directors
Fifth Item:	Election of five (5) Corporate Auditors
Sixth Item:	Provision of Bonus to Directors as a Group
Seventh Item:	Presentation of Retirement Grants to the Resigning Director and Resigning Corporate Auditor
Eighth Item:	Presentation of Retirement Grants to the Resigning Outside Corporate Auditor
- End -

(Documents Attached to the Notice of Convocation
of the Ordinary General Meeting of Shareholders)
Attached Document (1)
BUSINESS REPORT
[From: April 1, 2006       To: March 31, 2007]
1. Business Conditions
(1) Business Conditions and Results of TDK Group
Looking at economic conditions worldwide during the fiscal year under review, the U.S. economy recorded healthy growth underpinned by consumer spending and capital expenditures, despite a drop-off in housing investment. Meanwhile, European economies grew on balanced domestic and external demand. In Asia, China maintained a high growth rate and the economies of India and South Korea experienced moderate growth. The Japanese economy also held to a moderate growth path, thanks mainly to capital expenditures fueled by strong corporate earnings.
In the electronics market, which has a large bearing on the TDK Group’s performance, the fiscal year under review was notable for buoyant demand for mobile phones, notebook PCs and flat-screen TVs. This demand, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to even higher demand for electronic components.
Amid this operating environment, TDK took steps in the fiscal year under review to respond to the increasing demand for its components. In addition to ramping up production capacity of multilayer ceramic chip capacitors and other components, TDK entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. (the headquarters are in Osaka-shi, Osaka; the shares are listed on the 2nd section of the Osaka Securities Exchange), to strengthen the power supplies business.
TDK posted consolidated net sales of ¥862,025 million (U.S.$7,305,297 thousand), up 8.4% year on year from ¥795,180 million. Operating income rose 31.5% from ¥60,523 million to ¥79,590 million (U.S.$674,492 thousand). Income before income taxes increased 34.1% from ¥66,103 million to ¥88,665 million (U.S.$751,398 thousand). Net income climbed 59.0% from ¥44,101 million to ¥70,125 million (U.S.$594,280 thousand). Basic net income per common share was ¥529.88 (U.S.$4.49), up from ¥333.50.
(2) Segment Information of TDK Group
TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
[Electronic Materials and Components Segment]
This segment is made up of four product sectors:  electronic materials, ‚ electronic devices, ƒ recording devices, and „ other electronic components Segment net sales rose 10.3% from ¥687,750 million to ¥758,821 million (U.S.$6,430,687 thousand), while segment operating income rose 10.0% to ¥81,775 million (U.S.$693,009 thousand), from ¥74,333 million.
Sector sales of TDK’s electronic materials and components were as follows.

 Electronic Materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 10.2% from ¥180,766 million to ¥199,243 million (U.S.$1,688,500 thousand).
(Capacitors)
Sales increased year on year, the result mainly of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales for use in PCs and flat-screen TVs were particularly strong.
(Ferrite cores and magnets) Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores declined marginally as TDK terminated some products. On the other hand, sales of magnets rose. Ferrite magnet sales rose mainly on a weaker yen, while rare-earth magnets saw sales rise as production of HDDs increased.
‚ Electronic Devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector climbed 28.1% from ¥154,680 million to ¥198,199 million (U.S.$1,679,653 thousand). This large year-on-year increase reflected the inclusion of the Lambda Power Division in this sector from the second half of the previous fiscal year. In other words, this was the first full year the Lambda Power Division’s results have been reflected in the sector’s results, after only half a year’s sales were booked in the previous fiscal year. Even excluding these sales, existing businesses in the sector posted year-on-year sales growth.
(Inductive devices) Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils used in mobile phones and HDDs.
(High-frequency components) Sales of high-frequency components declined year on year, the result mainly of lower sales volumes and falling sales prices.
(Other products) Sales of other products increased year on year mainly due to higher sales of power supplies, which offset a slight decline in sales of sensors and actuators as sales prices fell.
ƒ Recording Devices
The sector has two product categories: HDD heads and other heads. Sector sales declined 3.5% from ¥315,928 million to ¥304,822 million (U.S.$2,583,237 thousand).
[HDD heads] Sales decreased year on year. TDK’s HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by growing demand for HDDs for use in PCs as well as expanding applications in other consumer electronics. However, discounting pressure on HDD heads stemming from competition for market share among HDD manufacturers hurt results, leading to the overall decrease in sales.
[Other heads] Sales of other heads declined year on year.
„ Other Electronic Components
This sector includes all other products of the electronic materials and components segment other than those in the three sectors above. These products include organic EL displays, anechoic chambers and mechatronics (production equipment). Sector sales jumped 55.5% from ¥36,376 million to ¥56,557 million (U.S.$479,297 thousand). This was the result of higher sales of organic EL displays, mechatronics and other new products.
[Recording Media Segment]
This segment has three product categories: audiotapes and videotapes, optical media and other products.

Segment sales decreased 3.9% from ¥107,430 million to ¥103,204 million (U.S.$874,610 thousand). The segment recorded an operating loss of ¥2,185 million (U.S.$18,517 thousand), ¥11,625 million better than the ¥13,810 million operating loss in fiscal 2006.
(Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. The single largest reason is that while TDK maintained a high market share, demand is falling for these products as a whole.
(Optical media) Sales of optical media rose year on year as higher sales volumes of these products outweighed a continued fall in unit prices of CD-Rs and DVDs.
(Other products) Sales of other products increased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers increased on the back of rising demand..
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
Sales by product sector were as follows:
[Consolidated]

		(¥ millions)
Segment and			Share of	YoY
Products Sector	Main Applications	Amount	Sales	Change
Electronic materials and components		758,821	88.0%	10.3%
Electronic materials	AV, office, communications and other types of equipment; automobiles, etc.	199,243	23.1	10.2
Electronic devices	AV, office, communications and other types of equipment; automobiles, etc.	198,199	23.0	28.1
Recording devices	PCs and PC peripherals, etc.	304,822	35.4	-3.5
Other electronic components	Office equipment, communications equipment, etc.	56,557	6.5	55.5
Recording media	Entertainment, data storage, professional broadcasting, etc.	103,204	12.0	-3.9

Total		862,025	100.0	8.4

Incl. overseas sales		690,673	80.1	11.1

Note:	The amounts, share of sales and year-to-year change are presented by figures less than ¥0.5 million being rounded downward and not less than ¥0.5 million being rounded upward.
(3) Capital Expenditures and Fund Procurement of TDK Group
Consolidated capital expenditures were ¥70,440 million, the result of substantial investments in fields TDK regards as strategically important for growth.
In the electronic materials and components segment, capital expenditures totaled ¥68,394 million. The bulk of the capital expenditures were for facilities to develop and produce HDD heads with higher areal density and for facilities to increase production and rationalize operations for multilayer chip capacitors. In the recording media segment, capital expenditures totaled ¥2,046 million, mainly for facilities to increase production of LTO-standard tapes.
Funds for these capital expenditures were provided by cash on hand.

(4) Acquisition or Disposition of Shares, Interests and Stock Acquisition Rights of Other Companies of TDK Group
The Company announced as of February 21, 2007 that it has entered into an equity-based business alliance with Tabuchi Electric Co., Ltd. to strengthen the power supplies business. The Company obtained via a private placement 5,000,000 new shares that Tabuchi Electric Co., Ltd. issued as of March 8, 2007.
(5) Conditions of Assets, and Gains or Loss in the Last Three Years
[Consolidated Results]

Term	(¥ millions)
	108th	109th	110th	111th
	(Apr. 1, 2003 to	(Apr. 1, 2004 to	(Apr. 1, 2005 to	(Apr. 1, 2006 to
Item	Mar. 31, 2004)	Mar. 31, 2005)	Mar. 31, 2006)	Mar. 31, 2007)
Net sales	655,792	657,853	795,180	862,025
Net income	42,101	33,300	44,101	70,125
Basic net income per common share (¥)	317.80	251.71	333.50	529.88
Stockholders’ equity	576,219	639,067	702,419	762,712

Total assets	770,319	808,001	923,503	989,304

Notes:

1.	Consolidated amounts less than ¥0.5 million have been disregarded and amounts not less than ¥0.5 million have been rounded upward.

2.
Net income and basic net income per common share in the consolidated income statement and stockholders’ equity and total assets in the consolidated balance sheet for the 109th term have been restated due to corrections to consolidated results on July 15, 2005. These corrections resulted from correction notices received from the Tokyo Regional Taxation Bureau on June 29, 2005 based on the transfer pricing taxation system.

3.
Consolidated net sales for 108th terms have been restated in relation to operations that were classified as discontinued operations in the 109th term in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

4.	Net income per common share is computed based on the average number of shares issued during the relevant fiscal year after deducting treasury stock.
(6) Pressing Issues
Continued growth in the consumer electronics industry is anticipated in the future with increasing progress in integrating digital technology. However, the evolution of and integration with digital technology has prompted completely standardized and more efficient electronic products. As a result, the consumer electronics industry has become a borderless, global industry. In other words, it is an industry that offers consumers sophisticated, multifunctional products at a low price, but for manufacturers, it is a harsh industry where the struggle for existence can be over in a short period of time.
In order to achieve continued growth in this type of electronics industry, TDK Group implemented various measures in the fiscal year under review, ended March 31, 2007. Measures were also taken to further improve the business quality, such as expansion of production capacity as a response to increased demands for capacitors, an equity-based business alliance with another company to strengthen the power supplies business and greater choice in and focus on the ferrite business.
TDK Group will persist in moving forward to constantly reform and improve, offering valuable technology and products demanded by customers in a timely manner whilst investing discretely but proactively to accelerate growth.

TDK Group has implemented its new medium-term, three year plan, the fiscal year ending March 31, 2008, being the inaugural year. The basic guideline of the new medium-term plan has been set as “strengthening manufacturing capabilities and growing with customers”, and specific initiatives have been implemented in line with this guideline.
The following three measures are being implemented based on the basic guideline of the new medium-term, three year plan. Each measure is implemented to further fortify the TDK Group business foundation and realize continual growth by offering constructive products and projects to customers.
 Creating Highly-Customized Products
In order to persevere in creating more highly-customized products, the following measure is being implemented.
Organizations and systems to realize greater customization focusing on development and manufacturing are being established. Those specialty groups will take a strong hold of fields and products that need to be strengthened and work together with customers to bring about developments. Those joint developments will see customer demands reflected in product design, a reduction in development lead time and valuable products being offered on the market sooner. Furthermore, planning, design and manufacturing abilities are developing for complex, modularized components in a drive for overall legitimate and customized products. It is through these types of measures that TDK Group will reinforce its ability to grow.
‚ Strengthening Manufacturing Capabilities by Emphasizing Frontline Operations
 In addition to organizations coming up with business policies and strategies, it is essential that there are organizations within the company that look to actually follow and put into practice the proposals under those strategies. Traditionally, there has been a trend of focusing on establishing outstanding business strategies, but if the operating section’s ability, the so-called front line’s ability, is not sufficiently demonstrated, the value of those outstanding business strategies are halved. For that reason, it is necessary to develop continuous activities that engage measures executed from the bottom up, in addition to top-down strategies, in improving the corporate value.
It is particularly necessary as a manufacturing company to have a vision to strengthen manufacturing capabilities starting from the front line. More specifically, the manufacturing process is thoroughly analyzed with a view to building quality into each manufacturing process. Accordingly, it can be assumed that manufacturing capabilities will strengthen if management indices used to stably maintain and manage the manufacturing process (such as manufacturing lead time, manufacturing costs and retained stock) can be steadily improved. Based on this notion, TDK Group is strengthening its manufacturing capabilities, clearly defining specific management indices, target phases and the like.
ƒ Optimal Use and Allocation of Resources
In order to eliminate competition one by one and continue to grow, TDK Group must not delay in its response to the ever-changing business environment. In a vehemently changing business environment, it is crucial to retain the competitive edge when it comes to optimal use and allocation of TDK Group’s valuable resources from the chief standpoint of not binding those resources to the region or the framework of the business structure. TDK Group is reviewing in detail the fixed location of sites found all over the world, which will bring in line the construction of optimal production lines with each site’s environment whilst simultaneously promoting effective utilization of efficient human resources in each region.
Through the above three measures, TDK Group will advance its basic guideline to the new medium-term plan of “strengthening manufacturing capabilities and growing with customers”.

To this end, it is natural to strengthen business via the front line, but TDK Group recognizes that corporate sociability and corporate governance are also significant issues. TDK Group again acknowledges the importance of co-existing with society as a corporate citizen. As such, TDK Group promotes social contribution activities unique to TDK Group based on the ideas of creativity and culture found in its corporate philosophy. In addition, TDK Group observes the laws and regulations within and outside of Japan, with the intention of further conforming to the compliance program. TDK Group is also aiming for more reliable management for each stakeholder, including shareholders.
TDK Group asks that shareholders continue to give even greater support and encouragement.
(7) Principal Business of TDK Group
The Company is principally engaged in the manufacture and sale of products of electronic materials and components, as well as recording media. Major products by division are as follows:

Division	Major Products
Electronic materials and components
Electronic materials	ferrite cores, ferrite and rare-earth magnets, multilayer chip capacitors
Electronic devices	high-frequency components, EMC components, piezoelectric products, sensors, inductors, transformers, switching power supplies, DC-DC converters, DC-AC inverters
Recording devices	HDD heads, thermal heads, optical pickups
Other electronic components	organic electroluminescent (EL) display, anechoic chambers, Mechatoronics
Recording media	audiotapes, videotapes, CD-Rs, MDs, DVDs, tape-based date storage media for computers
(8) Major Business Offices and Plants of TDK Group
      The Company:

Types of offices	Location
Head Office	13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Business Offices	Sendai, Tokyo, Yokohama, Nagoya, Matsumoto, Osaka, Hiroshima, Fukuoka
Plants
Chokai Plant (Akita Pref.), Akita Plant (Akita Pref.), Kisakata Plant (Akita Pref.), Inakura Plant (Akita Pref.), Narita Plant (Chiba Pref.), Shizuoka Plant (Shizuoka Pref.), Kofu Plant (Yamanashi Pref.), Chikumagawa Techno Plant (Nagano Pref.) Asama Techno Plant (Nagano Pref.)

Mikumagawa Plant (Oita Pref.)
Research & Development	Technical Center (Chiba Pref.) Materials R&D Center (Chiba Pref.)

     ‚ Subsidiaries:

Classification	Name of Company (Location of Headquarters)
Administration and Superintended	TDK U.S.A. Corporation (The State of New York, U.S.A.)
TDK Europe S.A. (Bascharage, Luxembourg)
TDK China Co., Ltd. (Shanghai, China)
Sales	TDK Electronics Corporation (The State of New York, U.S.A.)
TDK Corporation of America (The State of Illinois, U.S.A.)
TDK Electronics Europe GmbH (Düsseldorf, Germany)
TDK Marketing Europe GmbH (Rattingen, Germany)
TDK Marketing Corporation (Chiyoda-ku, Tokyo)
Production	Headway Technologies, Inc. (The State of California, U.S.A.)
TDK (Malaysia) Sdn. Bhd.
(The State of Negri Sembilan, Malaysia)
TDK Taiwan Corporation (Taipei, Taiwan)
TDK Hong Kong Company Limited (Hong Kong, China)
SAE Magnetics (Hong Kong) Limited (Hong Kong, China)
TDK Xiamen Co., Ltd. (Xiamen, China)
TDK-MCC Corporation (Nikaho-shi, Akita Pref.)
Listed subsidiary	Densei-Lambda KK (Shinagawa-ku, Tokyo)
(9) Principal Subsidiaries:
            Conditions of Principal Subsidiaries:

		Percentage of
		Voting Rights held	Outline of
Name of companies	Common Stock	by the Company	Principal Business
TDK U.S.A. Corporation (U.S.A.)	US$459,550 thousand	100.0%	Management and supervision of U.S. subsidiaries
TDK Electronics Corporation (U.S.A.)	US$62,848 thousand	100.0%	Sale of recording media products
TDK Corporation of America (U.S.A.)	US$3,800 thousand	100.0%	Sale of electronic materials & components
TDK Taiwan Corporation (Taiwan)	NT$424,125 thousand	95.4%	Manufacture and sale of electronic materials & components
TDK Hong Kong Company Limited (Hong Kong)	HK$25,500 thousand	100.0%	Manufacture and sale of electronic materials & components
SAE Magnetics (Hong Kong) Limited (Hong Kong)	HK$50 thousand	100.0%	Manufacture and sale of electronic materials & components
TDK Xiamen Co., Ltd. (China)	RMB355,087 thousand	100.0%	Manufacture and sale of electronic materials & components
TDK Electronics Europe GmbH (Germany)	Euro 46,544 thousand	100.0%	Sale of electronic materials & components
TDK Marketing Europe GmbH (Germany)	Euro 20,025 thousand	100.0%	Sale of recording media products
Densei-Lambda KK (Japan)	¥2,951 million	58.0%	Manufacture and sale of electronic materials & components
TDK-MCC Corporation (Japan)	¥1,000 million	100.0%	Manufacture of electronic materials & components
TDK Marketing Corporation (Japan)	¥920 million	100.0%	Sale of recording media products

Notes:	1.	The amount of capital and the percentage of voting rights held by the Company less than the stated unit are disregarded.

	2.	Out of companies stated above, the Company indirectly owns 100% of:
TDK Electronics Corporation TDK Corporation of America SAE Magnetics (Hong Kong) Limited TDK Electronics Europe GmbH TDK Marketing Europe GmbH

	3.	The Company owns indirectly 86.9% shares of TDK Xiamen Co., Ltd.

	4.	The Company owns indirectly 58.0% shares of Densei-Lambda KK.
     ‚ Condition of Business Combination:
     The number of the consolidated subsidiaries totals 88 (domestic 19, overseas 69) for the fiscal year under review. There were 90 (domestic 20, overseas 70) companies in total for the previous fiscal year, and one domestic subsidiary and one overseas subsidiary decreased. Affiliates as to investment in which the equity method of accounting has been carried out was previously 7 (domestic 5, overseas 2), they are now 6 (domestic 4, overseas 2) for the fiscal year under review, due to one domestic subsidiary decrease in affiliate companies.
(10) Employees:
     Employees of TDK Group:

Number of Employees	Changes from preceding fiscal year
51,614	2,309 (decreased)

Notes:	1.	The number of employees represents the personnel in office and temporary or part-time employees are not included in the list above.

	2.	The decrease of 2,309 employees compared with the fiscal year under review is principally attributable to personnel cuts for the production streamlining in the Asian region.
(11) Major Lenders and Amount of Loans:
     Not applicable.
(12) Other Important Matters Concerning TDK Group:
     1. Acquisition of assets with respect to HDD head business:
     The Company announced that it concluded a basic agreement with Alps Electric Co., Ltd. (the headquarters are in Ota-ku, Tokyo; the shares are listed on the 1st Section of Tokyo Stock Exchange, Inc.) (the “Alps”) on March 15, 2007 regarding an acquisition from Alps of the equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business, and commenced negotiations with Alps to conclude a definitive contract.
     2. Delisting of shares from Osaka Securities Exchange and Euronext Brussels:
     The Company adopted a resolution to submit applications for the delisting of common stock of the Company listed on the Osaka Securities Exchange and the International Depositary Receipt (“IDR”) listed on Euronext Brussels, at the meeting of the Board of Directors held on November 22, 2006, and submitted applications for each Exchange. As a result, the delisting of shares from Osaka Securities Exchange completed on January 13, 2007 and the delisting of IDRs from Euronext Brussels completed on January 27, 2007.

     3. Subsequent events:
     The Company adopted a resolution to transfer the TDK brand world wide recording media business to Imation Corp. (the headquarters are in Oakdaale, Minnesota, the U.S.A.) and give license to use the TDK brand name for recording media products at the meeting of Board of Directors held on April 19, 2007 and announced on the same day.
2. Matters Concerning Shares of the Company

(1) Total Number of Shares Authorized to be Issued by the Company:	480,000,000 shares

(2) Number of Shares Issued:	133,189,659 shares (including 755,454 shares of treasury stock)

(3) Number of Shareholders:	18,145 shareholders (decreased by 7,923 from the previous fiscal year)

(4) Top 10 Largest Shareholders:

	Investment in the Company
		Percentage of
Name of shareholder	Number of shares held	shares held
	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust account)	14,313	10.80
Japan Trustee Services Bank, Ltd. (Trust account)	11,459	8.65
Matsushita Electric Industrial Co., Ltd.	6,249	4.71
The Chase Manhattan Bank, NA London	4,497	3.39
Calyon DMA OTC	2,589	1.95
The Sansiao Trading Company, Ltd.	2,587	1.95
Japan Trustee Services Bank, Ltd. (Trust account 4)	2,570	1.94
Deutsche Securities Inc.	2,393	1.80
BNP Paribas Securities (Japan) Ltd.	2,377	1.79
Nippon Life Insurance Company	2,139	1.61

Notes:	1.	The percentage of shares held is calculated deducting 755,454 shares of treasury stock.

	2.	The number of shares held and percentage of shares held stated above, any number of shares less than the stated unit has been disregarded.

3. Matters Concerning Stock Acquisition Rights
(1)	Stock Acquisition Rights ,etc. that the Company Delivered to Directors in Consideration of Performance of Their Duties:
(I)	The 2nd stock subscription rights pursuant to resolutions adopted at the General Meeting of Shareholders held on June 28, 2001 and the Board of Directors held on July 24, 2001:
*Details of stock subscription rights:

Types and number of shares issued upon exercise of stock subscription rights:	19,500 shares of common stock
Amount to be paid upon granting of stock subscription rights (issue price):	Free of charge
Exercise price:	¥6,114
Exercise period of stock subscription rights:	From August 1, 2003 to April 30, 2007 (both days inclusive)
*Status of stock subscription rights held by Directors of the Company:

	Number of stock subscription rights	Number of holders
Director	4,100 shares	1
Note:	There were no outside Directors of the Company as of July 24, 2001 when the resolution of the Board of Directors was adopted.
(II)	The 1st stock acquisition rights pursuant to resolutions adopted at the General Meeting of Shareholders held on June 27, 2002 and the Board of Directors held on August 1, 2002:
*Details of stock acquisition rights:

Number of stock acquisition rights:	602 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	60,200 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥5,909
Exercise period of stock acquisition rights:	From August 1, 2004 to July 31, 2008 (both days inclusive)
*Status of stock acquisition rights held by Directors of the Company:

	Number of	Number of shares issued
	stock acquisition	upon exercise of stock
	rights	acquisition rights	Number of holders
Directors (except outside Director)	239	23,900 shares	4
(III)	The 2nd stock acquisition rights pursuant to resolutions adopted at the General Meeting of Shareholders held on June 27, 2003 and the Board of Directors held on July 30, 2003:
*Details of stock acquisition rights:

Number of stock acquisition rights:	1,442 (100 shares per stock acquisition right)

Types and number of shares issued upon exercise of stock acquisition rights:	144,200 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥6,954
Exercise period of stock acquisition rights:	From August 1, 2005 to July 31, 2009 (both days inclusive)
*Status of stock acquisition rights held by Directors of the Company:

		Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of holders
Directors (except outside Director)	458	45,800 shares	4
Outside Director	13	1,300 shares	1
(IV)	The 3rd stock acquisition rights pursuant to resolutions adopted at the General Meeting of Shareholders held on June 29, 2004 and the Board of Directors held on July 29, 2004:
*Details of stock acquisition rights:

Number of stock acquisition rights:	1,970 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	197,000 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥8,147
Exercise period of stock acquisition rights:	From August 1, 2006 to July 31, 2010 (both days inclusive)
*Status of stock acquisition rights held by Directors of the Company:

		Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of holders
Directors
(except outside Director)	638	63,800 shares	6
Outside Director	10	1,000 shares	1
(V)
The stock-linked compensation type stock acquisition rights in 2005 pursuant to resolutions adopted at the General Meeting of Shareholders held on June 29, 2005 and the Board of Directors held on June 29, 2005:

*Details of stock acquisition rights:

Number of stock acquisition rights:	246 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	24,600 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥1
Exercise period of stock acquisition rights:	From July 1, 2005 to June 30, 2025 (both days inclusive)

*Status of stock acquisition rights held by Directors of the Company:

		Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of holders
Directors
(except outside Director)	124	12,400 shares	6
Outside Director	2	200 shares	1
(VI)
The stock-linked compensation type stock acquisition rights in 2006 pursuant to resolutions adopted at the General Meeting of Shareholders held on June 29, 2006 and the Board of Directors held on June 29, 2006 (issued to Directors at fair value):

*Details of stock acquisition rights:

Number of stock acquisition rights:	108 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	10,800 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	¥8,139 (fair value)
Exercise price:	¥1
Exercise period of stock acquisition rights:	From August 6, 2006 to August 5, 2026 (both days inclusive)
*Status of stock acquisition rights held by Corporate Officers of the Company:

		Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of holders
Directors
(except outside Director)	107	10,700 shares	6
Outside Director	1	100 shares	1
(2)	Stock Acquisition Rights, etc. that the Company Delivered to Employees, etc. in Consideration of Performance of Their Duties During the Fiscal Year under Review:
(I)
The stock-linked compensation type stock acquisition rights in 2006 pursuant to resolutions adopted at the General Meeting of Shareholders held on June 29, 2006 and the Board of Directors held on June 29, 2006 (issued free of charge to Corporate Officers):

*Details of stock acquisition rights:

Number of stock acquisition rights:	95 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	9,500 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥1 per share
Exercise period of stock acquisition rights:	From August 6, 2006 to August 5, 2026 (both days inclusive)
Amount transferred to capitals if shares are issued upon exercise of stock acquisition right:	¥1 per share

Conditions of exercising stock acquisition rights:
(1) Holders of stock acquisition rights, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from August 6, 2006 to August 5, 2009, but are able to exercise stock acquisition rights after August 6, 2009.

(2) Holders of stock acquisition rights shall be permitted to exercise stock acquisition rights prior to August 5, 2009 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated therein.

(i) In the event that a holder of stock acquisition rights loses his or her position as either Director or Corporate Auditor, or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition of employee will hereinafter be applicable.) Three years from the day after losing the position

(ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company. A period of 15 days from the day following the approval date.

(3) On or after August 6, 2009, in the event that a holder of stock acquisition rights loses his or her position as either Corporate Auditor or employee of the Company, the holder may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

*Status of stock acquisition rights that the Company delivered to Corporate Officers of the Company:

Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of allottees
Corporate Officers of the Company	95	9,500 shares	10
(II)	The 5th stock acquisition rights pursuant to resolutions adopted at the General Meeting of Shareholders held on June 29, 2006 and the Board of Directors held on July 27, 2006:
*Details of stock acquisition rights:

Number of stock acquisition rights:	966 (100 shares per stock acquisition right)
Types and number of shares issued upon exercise of stock acquisition rights:	96,600 shares of common stock
Amount to be paid upon granting of stock acquisition rights (issue price):	Free of charge
Exercise price:	¥9,072 per share
Exercise period of stock acquisition rights:	From August 1, 2008 to July 31, 2012 (both days inclusive)
Amount transferred to capitals if shares are issued upon exercise of stock acquisition right:	¥4,536 per share
*Status of stock acquisition rights that the Company delivered to employees of the Company:

		Number of shares
	Number of	issued upon
	stock acquisition	exercise of stock
	rights	acquisition rights	Number of allottees
Employees of the Company	938	93,800 shares	175
Officers and employees of subsidiaries of the Company	28	2,800 shares	4
4. Matters Concerning Directors and Corporate Auditors
(1)	Names of Directors and Corporate Auditors:

Position	Name	Duty and Major Occupation
Representative Director Chairman	Hajime Sawabe
Representative Director President	Takehiro Kamigama
Director Executive Vice President	Jiro Iwasaki	General Manager of Administration Group, in charge of Safety & Environment
Director Senior Vice President	Shinji Yoko	General Manager of Electronic Components Sales & Marketing Group
Director Senior Vice President	Takeshi Nomura	General Manager of Magnetics Business Group
Director	Yasuhiro Hagihara	Attorney-at-Law, Partner of the Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho
Director Corporate Officer	Seiji Enami	General Manager of Accounting Dept. of Administration Group
Full-time Corporate Auditor	Masaaki Miyoshi
Full-time Corporate Auditor	Takuma Otsuka

Position	Name	Duty and Major Occupation
Corporate Auditor	Kazutaka Kubota
Corporate Auditor	Kaoru Matsumoto	C.P.A., Accounting Firm of Kaoru Matsumoto
Corporate Auditor	Ryoichi Ohno	Regional CFO-Japan (USGAAP Reporting) Prudential Financial, Inc., Japan Representative Office
Notes:	1.	Mr. Yasuhiro Hagihara, Director, is an outside Director.
2.	Messrs. Kazutaka Kubota, Kaoru Matsumoto, and Ryoichi Ohno, Corporate Auditors, are outside Corporate Auditors.

3.	Personnel holding office concurrently with other positions at other companies and the conditions thereto during the fiscal year under review are as stated below.
•	Mr. Ryoichi Ohno, Corporate Auditor, holds concurrently the office of part-time Director of The Prudential Life Insurance Co., Ltd.
4.	Messrs. Masaaki Miyoshi, Takuma Otsuka, Kaoru Matsumoto, and Ryoichi Ohno have relevant knowledge of financing and accounting as stated below.
•	Mr. Masaaki Miyoshi, Full-time Corporate Auditor, has eight, total years of experience in financing and accounting of the Company; thus, he has relevant knowledge in this field.

•	Mr. Takuma Otsuka, Full-time Corporate Auditor, has ten, total years of experience in financing and accounting of the Company; thus, he has relevant knowledge in this field.

•	Mr. Kaoru Matsumoto, Corporate Auditor, is a certified public accountant; thus, he has relevant knowledge of financing and accounting.

•	Mr. Ryoichi Ohno, Corporate Auditor, is a U.S. certified public accountant; thus, he has relevant knowledge of U.S. financing and accounting.
(2)	Total Amount of Remunerations for Directors and Corporate Auditors:

Classification	Number of payees	Amount paid
Directors	7	463 million yen
Corporate Auditors	4	71 million yen
Total	11	534 million yen
Notes:	1.
      The number of Directors and Corporate Auditors at the end of the fiscal year under review are seven and five, respectively. Provided, however, that one outside Corporate Auditor does not receive any remuneration from the Company.

2.
The ceiling amount of remunerations for Directors as a group was decided to be an amount not exceeding  ¥25,000,000 per month at the 106th Ordinary General Meeting of Shareholders held on June 27, 2002.

3.
The ceiling amount of remunerations for Corporate Auditors as a group was decided to be an amount not exceeding  ¥8,000,000 per month at the 106th Ordinary General Meeting of Shareholders held on June 27, 2002.

4.	The amount paid includes the following items:
•	The bonus to six Directors as a group which will be proposed to the 111th Ordinary General Meeting of Shareholders to be held on June 28, 2007.

•	The remuneration paid as a stock option to seven Directors pursuant to resolutions of the Board of Directors held on June 29, 2006.

•	The provision of reserve implemented during the fiscal year under review which was used for the presentation of retirement grants to the Corporate Auditor.

5.	The total amount of remunerations for one outside Director and two outside Corporate Auditors is ¥27,000,000.

(3)	Matters concerning Outside Director and Corporate Auditors:

The principal performance of the outside Director and outside Corporate Auditors during the fiscal year under review are as follows:

(Millions of Yen)
Name and Position	Main Activities
Yasuhiro Hagihara Director	Mr. Yasuhiro Hagihara attended most of the meetings of the Board of Directors and made adequate and timely opinions and suggestions from a legal viewpoint as a U.S. attorney-at-law ensuring reasonable decision-making of the Board of Directors in compliance with the laws. In addition, he is the Chairman of the Compensation Advisory Committee that is a subordinated organ of the Board of Directors. In the decision-making process concerning remunerations for the Directors, Corporate Auditors, and Corporate Officers, he played a key role by judging the transparency and reasonability of the remuneration amounts.
Kazutaka Kubota Corporate Auditor	Mr. Kazutaka Kubota attended all the meetings of the Board of Corporate Auditors and most of the meetings of the Board of Directors. He actively stated opinions based on his rich experience and knowledge as a management person in order to objectively decide whether the decision-making of the Board of Directors and the discussions of the Board of Corporate Auditors were duly and reasonably made.
Kaoru Matsumoto Corporate Auditor	Mr. Kaoru Matsumoto attended all the meetings of the Board of Corporate Auditors and most of the meetings of the Board of Directors. He actively stated opinions from his professional accounting and financing viewpoint as a certified public accountant in order to objectively decide whether the decision-making of the Board of Directors and the discussions of the Board of Corporate Auditors were duly and reasonably made.
Ryoichi Ohno Corporate Auditor	Mr. Ryoichi Ohno attended most of the meetings of the Board of Corporate Auditors and the Board of Directors. He actively stated opinions based on his rich experience and knowledge regarding corporate management and from his professional accounting and financing viewpoint as a U.S. certified public accountant in order to objectively decide whether the decision-making of the Board of Directors and discussions of the Board of Corporate Auditors were duly and reasonably made.
5. Condition of Accounting Auditor
(1)	Name:	KPMG AZSA & Co.

(2)	Remunerations:

(Millions of Yen)
Amounts payable
1. The amount of remunerations payable to the Accounting Auditor by the Company with respect to duties provided by Article 2, Paragraph 1 of the Certified Public Accountant Law:	371

2. The aggregate amount of remunerations and other material benefits payable to the Accounting Auditor by the Company and its subsidiaries:	477

Notes: 1.
The amount of remunerations for audit pursuant to the Corporate Law and the amount of remunerations for audit pursuant to the Securities and Exchange Law are not divided in the Auditing Agreement concluded between the Company and the Accounting Auditor. Therefore, the amount to be paid by the Company with respect to duties provided by Article 2, Paragraph 1 of the Certified Public Accountant Law represents the total amount to be paid by the Company.

2.	Out of the Company’s principal subsidiaries, TDK U.S.A. Corporation is audited by KPMG LLP, and SAE Magnetics (Hong Kong) Limited is audited by KPMG Hong Kong.
(3)	Dismissal or Non-reappointment of Accounting Auditor:

     If any irrelevant event occurs to the important factors comprising the Accounting Auditor’s execution of duties, such as qualification, independency and ethics, the Board of Corporate Auditors of the Company will, in accordance with the Regulations of the Board of Corporate Auditors, decide as to whether the Accounting Auditor shall be dismissed or shall not be re-appointed, taking into comprehensively account the facts.

6. TDK’s System and Policy
[The system which ensures that the execution of duties by Directors complies with laws and ordinances, and the Articles of Incorporation, and the system which ensures the appropriate execution of other duties]
     With respect to the statement above, the Board of Directors decided as follows:
(1)	The system which ensures that the execution of duties by Directors complies with laws and ordinances, and the Articles of Incorporation:
TDK has established the below-mentioned management system to maintain compliance, transparency and soundness in conducting business operations and to achieve business objectives.

	Adoption of the Corporate Auditor System and Strengthening Supervisory Function:

     TDK adopts the Corporate Auditor System pursuant to the Corporate Law of Japan and appoints three independent and disinterested outside Corporate Auditors to constitute a majority of the member of Corporate Auditors (out of five Corporate Auditors), in order to enhance the supervisory function of management.

‚	Strengthening of Function of the Board of Directors and Stringent Duties:

     TDK has a small number of Directors (seven) to achieve quick management decision-making. At the same time, TDK appoints one disinterested outside Director in order to enhance the supervisory function of management. In addition, the term of a Director is set at one year to enable shareholders to have an opportunity to cast votes of confidence for the Director’s performance at every business year.

ƒ	Adoption of Corporate Officer System for Quick Business Execution:

     TDK adopts the corporate officer system to separate management decision-making of the Board of Directors and supervisory functions from business execution of the Directors. Corporate Officers are in charge of business execution duties and realize matters resolved by the Board of Directors, and thus expedites business execution pursuant to the management decision-making.

„	Establishment of Advisory Bodies to the Board of Directors (Business Ethics & CSR Committee, Disclosure Committee, and Compensation Advisory Committee:

     The aim of Business Ethics & CSR Committee is to ensure the fulfillment of corporate ethics and the improved corporate social responsibility (CSR) awareness. To achieve this, Directors, Corporate Auditors, Corporate Officers and all the member in the TDK group companies are fully conversant with the TDK Corporate Motto and Corporate Principle as the its management philosophy, the Code of Ethics, which stipulates concrete standards and guidelines for compliance with all laws, regulations and social norms, as it strengthens corporate governance.

     Disclosure Committee reviews and examines the important corporate information and disclosed materials required for investment decisions made by shareholders and investors, whereby TDK can make comprehensive, appropriate, timely and impartial information disclosure in accordance with various laws and regulations regarding the securities exchange and rules and regulations of the stock exchanges where TDK’s shares are listed.

     The chairperson of Compensation Advisory Committee is the outside Director. The committee examines the remunerations for Directors and Corporate Officers, and judge whether such remunerations are reasonable in the light of a transparency of the remuneration decision process, business results, individual performance of each Director and Corporate Officer, and general standards.

     Under these corporate system, Corporate Auditors with supervisory functions of the management ensure compliance, transparency and soundness in conducting business operations by executing their duties pursuant to the Regulations of the Corporate Auditors’ Business and the Regulations of the Board of Corporate Auditors, and auditing whether the Directors’ performance is in only compliance with laws and regulations, and the Articles of Incorporation.

     Similarly, Directors in charge of the management decision making and supervision of the business execution ensure compliance, transparency and soundness in conducting business operations by executing their duties pursuant to the Regulations of the Directors’ Business and the Regulations of the Board of Directors established in accordance with laws and regulations, and the Articles of Incorporation. Corporate Officers who are in charge of the business execution ensure compliance, transparency and soundness in conducting business operations by executing their duties pursuant to the Regulations of the Corporate Officers’ Business and the Executive Committee Regulations.

     TDK establishes the following system to ensure the compliance with all applicable securities and exchange laws and other similar laws and regulations of each country, as well as rules and regulations of each stock exchange where TDK’s shares are listed (hereinafter collectively referred to as the “Securities Restrictions”), in particular, the Sarbanes-Oxley Act of the U.S.A. (“Sox Act”) and the rules of the New York Stock Exchange.

  (i) TDK collects, records, analyzes, processes, summarizes and reports all the information to be required for disclosure by the Securities Restrictions and establishes the internal control system and other procedures to warrant the timely information disclosure within the deadline stipulated by the Securities Restrictions.

  (ii) TDK establishes the system to ensure that TDK has stipulated the procedures to be designed to acquire a reasonable background where the trading conducted by TDK is duly authorized, assets are protected from unauthorized or irrelevant use, and all trading of TDK are appropriately recorded and reported for the purpose of enabling if TDK to prepare the financial statements in accordance with applicable accounting standards.

(iii) TDK ensures the above-mentioned management system is in compliance with requirements of the Securities Restrictions with respect to the corporate governance system.
(2)	System under which information regarding execution of business by Directors shall be maintained and controlled:

     The President who are responsible for the business execution of TDK establishes the Document Control Regulations applicable to the TDK Group that provide basic rules of the preservation and control method of information.

(3)	Regulations and other system regarding risk management for loss:

     With respect to overall risks facing the TDK Group, main factors are specified, analyzed and evaluated under the Corporate Officer(s) in charge of administrative departments. For this purpose, TDK establishes Corporate Risk Countermeasure Promotion Office, which is established within the General Affairs Department. Regulations, detailed provisions, terms as well as departmental terms established by each department provide the operation rules for specific risks, including, among others, legal, financial, IT-related, disastrous and environmental risks. While these risks are managed by managers in charge of the particular areas of operation on a daily basis, the risk prevention policy and risk countermeasure that would require group-wide efforts are principally controlled by Crisis Management Office.

     Corporate Auditors and Management Review & Support Department, an internal audit organization, monitor the implementation of risk countermeasure and give advice and provide support to minimize risks. In addition, TDK has a system to receive advice from outside legal counsel from time to time regarding risks associate with its corporate activities.

     TDK further strives to create total risk management in the TDK Group by establishing a Risk Management Committee and promoting effective measures to reduce significant risks that would hinder the achievement of business objectives and business continuation.

(4)	System which ensures that Directors execute their duties efficiently:

TDK has a small number of Directors together with the adoption of corporate officer system so as to achieve quick and efficient management decision-making.

     At the same time, policies and measures with respect to business execution of development, manufacturing and financing of the TDK Group are deliberated at the Executive Committee which comprises Corporate Officers with upper title of Senior Vice President and other Corporate Auditors designated by the President. All Corporate Officers forthwith perform their duties pursuant to the items decided by the Executive Committee. With respect to the conditions of execution, the Company ensures the management is efficiently operated by proposing to the Board of Directors and reporting to the Executive Committee by Corporate Auditors on a regular basis.

     In addition, TDK establishes the mid-term management objective shared by all members of the TDK Group and strives to make them to fully understand, as well as establishes the system that enables TDK to make a quick processing and understanding of the objectives of all divisions, implementation projects and its progress by using IT technologies.

(5)	System which ensures that business execution of employees is compliance with laws and regulations, and the Articles of Incorporation their duties efficiently:

     TDK strives to ensure that all Directors, Corporate Auditors, Corporate Officers and employees in TDK Group is fully conversant with the Corporate Philosophy, TDK Code of Ethics and Corporate Standards of Business Conduct, which leads to the improved compliance, transparency and soundness of the management, and ensures the business execution of TDK member is in compliance with laws and regulations, as well as the TDK’s Articles of Incorporation.

     Furthermore, TDK establishes the corporate ethics management system under the Business Ethics & CSR Committee to regularly monitor and investigate the enforcement of and compliance with the code by the TDK Group worldwide. A consultation offices (help lines) was also created to enable the employees to directly report their information and opinions concerning the compliance within the TDK Group.

(6)	System which ensures the optimum business execution of the corporate group composing the subject company, its parent company and subsidiaries:

     Each Director, Corporate Officer and executive officer strives to ensure the optimum business operations by observing TDK Code of Ethics, the corporate regulations and regulations to determine the duties for the entire TDK Group and making decisions, in order to maintain compliance, transparency and soundness in conducting business operations and to achieve business objectives of TDK and the TDK Group.

     Corporate Auditors audit, on a regular basis, the conditions of business operations of each division of TDK and the TDK Group, through division audit, perusing important documents and attending important meetings. In addition, Management Audit Department audits and gives support, on a regular basis, for each division of TDK and the TDK Group from the viewpoint of securing consistency with the business operations and management policies, and rationality of efficiency.

     TDK and the TDK Group ensure the optimum business operations under such system and appropriately respond to requirements and requests from outside, such as the Sarbanes Oxley Act (the United States corporate renovation act) applicable to the companies listed on the exchanges in the United States.

(7)	Matters regarding the employee in the case that Corporate Auditors request designating an employee to support their duties:

An Audit Office consisting of employees on a full time basis independent from business execution duties shall perform functions assisting duties of Corporate Auditors.

(8)	Matters regarding the independence of employees in the preceding item from Directors:

     Corporate Auditors shall directly conduct evaluation on the performance of the employees engaged in the Audit Office, and any transfer or official reprimand on them shall be determined pursuant to the operation rules of the Company upon consent of Corporate Auditors.

     Any employee who has been instructed or ordered by Corporate Auditor in connection with audit duties shall not be subject to Director’s instruction or order with respect to the Corporate Auditor’s aforementioned instruction or order

(9)	System which ensures that Directors or employees make report to Corporate Auditors and other reports are made to Corporate Auditors:

     A copy of minutes of the meeting of the Management Committee shall immediately be delivered to Corporate Auditors, by which the system under which Corporate Auditors may confirm the deliberating circumstances of important matters relating to over-all business execution policies and strategies is ensured, and furthermore, with respect to any specially important matter, Corporate Officer participating in the Management Committee will directly explain to Corporate Auditors, from time to time.

     Also, a system has been established, by which with respect to any business plan covering the over-all Company, at the stage of its initiation, Corporate Auditors give advices, a copy of management report prepared by each business execution division stating the developing status during the term shall be delivered to Corporate Auditors, so that Corporate Auditors may confirm the business execution status of the over-all Company.

In particular, Corporate Officer participating in the Management Committee will directly explain activities of Business Ethics & CSR Committee to Corporate Auditors, from time to time.

(10)	In addition, system which ensures that Corporate Auditors conduct audit effectively:

     Corporate Auditors and the Board of Corporate Auditors shall have a meeting with Representative Directors on a regular basis, confirm the management policies, exchange opinions on issues to be resolved by the TDK Group, risks involved in the TDK Group, important matters on audit by Corporate Auditors and deepen mutual acknowledgement with Representative Directors.

     Furthermore, Corporate Auditors, Management Audit Department and Accounting Auditors engaging in accounting audit duties shall have a meeting on a regular basis and contemplate to share information relating to each audit and the result of the audit, so that audit by Corporate Auditors shall be ensured to be rendered efficiently.

Attached Document (2)
CONSOLIDATED BALANCE SHEET

(prepared in accordance with the U.S. GAAP)
(As of March 31, 2007)

Item	Amount	Item	Amount

(ASSETS)	(Millions of yen)	(LIABILITIES)	(Millions of yen)

Current assets	615,370	Current liabilities	165,540
Cash and cash equivalents	289,169	Short-term debt	3,013
Short-term investments	11,071	Current installments of long-term debt	514
		Trade payables	81,771
Marketable securities	1,063	Accrued expenses	61,117
		Income taxes payables	13,245
Net trade receivables	178,314	Other current liabilities	5,880

Inventories	89,789	Noncurrent liabilities	46,849
Other current assets	45,964	Long-term debt, excluding current installments	532
		Retirement and severance benefits	32,290
Noncurrent assets	373,934	Deferred income taxes	7,526
		Other noncurrent liabilities	6,501
Investments in securities	32,641
		(Total liabilities)	212,389
Net property, plant and equipment	246,703	Minority interests	14,203

Goodwill and other intangible assets	48,544	(STOCKHOLDERS’ EQUITY)

Other assets	46,046	Common stock	32,641
		Additional paid-in capital	63,695
		Legal reserve	18,844
		Retained earnings	671,350
		Accumulated other comprehensive income (loss)	- 17,846
		Treasury stock	- 5,972

		(Total stockholders’ equity)	762,712

Total assets:	989,304	Total liabilities, minority interests and stockholders’ equity:	989,304

Note:	Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.

Attached Document (3)
CONSOLIDATED STATEMENT OF INCOME

(prepared in accordance with the U.S. GAAP)
[From: April l, 2006 To: March 31, 2007]

Item	Amount

(Millions of yen)
Net sales	862,025
Cost of sales	622,819
Gross profit	239,206
Selling, general and administrative expenses	159,106
Restructuring costs	510
Operating income	79,590

Other income (deductions)
Interest and dividend income	7,025
Interest expense	- 200
Foreign exchange gain (loss)	973
Other — net	1,277
Total other income (deductions)	9,075

Net income before income taxes	88,665
Income taxes	16,985
Net income before minority interests	71,680

Minority interests	1,555

Net income	70,125

Note:	Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.

Attached Document (4)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(prepared in accordance with the U.S. GAAP)
[From: April l, 2006 To: March 31, 2007]
(Millions of yen)

					Accumulated
					other		Total
	Common	Additional	Legal	Retained	comprehensive	Treasury	stockholders’
	stock	paid-in capital	reserve	earnings	income (loss)	stock	equity

FY2007
(April 1, 2006 — Mar.31,2007)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of fiscal year (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132
Non-cash compensation charges under a stock option plan		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Pension liability adjustments (including adjustment to initially apply to SFAS 158, net of tax)					(359)		(359)
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							74,225

Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at end of fiscal year	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Note:	Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.

Attached Document (5)
LIST OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Important Matters for Preparation of Consolidated Financial Statements]

1.	Matters concerning Scope of Consolidation

	Number of consolidated subsidiaries, Name of major consolidated subsidiaries:	88

	TDK U.S.A. Corporation TDK Europe S.A. SAE Magnetics (Hong Kong) Limited TDK-MCC Corporation Densei-Lambda KK

2.	Matters concerning Equity-Method

	Number of affiliate companies accounted for by the equity method:	6

	Name of principal affiliate companies accounted for by the equity method:

	BT Magnet-Technologie GmbH Semiconductor Energy Laboratory Co., Ltd. TMP Co., Ltd.

3.	Significant Accounting Policies
       (1) Standards for preparation of consolidated financial statements:
The Company’s consolidated financial statements are prepared in conformity with the terms, presentation and preparation method based on the accounting principles generally accepted in the United States (the “US GAAP”), pursuant to Article 148, paragraph 1 of the Corporate Accounting Regulations of Japan. Provided, however, that accounting notes, the statements of which are required by the US GAAP pursuant to Article 148, paragraph 1 of the Corporate Accounting Regulations, are in part omitted herein.
       (2) Valuation standards and methods of inventories are as follows:
Products and work in progress are valued at the lower of cost using a periodic average method, and raw materials and supplies are value at the lower of cost using a monthly moving average cost method.
       (3) Valuation standards and methods of securities are as follows:
Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
Held-to-maturity securities:
They are carried at amortized cost.
Securities for sale:
They are carried at fair value as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in stockholders’ equity. The cost of securities sold is primarily calculated by the moving average method.

     (4) Method of depreciation of cost of noncurrent assets is as follows:
 Property, plant and equipment:
Depreciation of property, plant and equipment of the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries is principally computed by the declining-balance method, and by the straight-line method for assets of other overseas consolidated subsidiaries.
 Intangible assets:
Depreciation of intangible assets is carried at the straight-line method. (Provided, however, that, in respect of some intangible assets, useful lives of which cannot be specified under SFAS No.142 “Goodwill and Other Intangible Assets”, they are no longer amortized but instead is tested for impairment at least annually.)
     (5) Accounting basis of principal allowances:
Allowance for doubtful receivables:
In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.
Retirement and severance benefits:
It is stated an amount calculated by the fair value of benefit obligations and plan assets as of March 31, 2007 for the future payment of retirement and severance benefits payable to employees, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan”.
Unrealized prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.
With respect to unrealized actuarial net losses, the certain part (equivalent to 10% of the fair value of retirement and severance benefits or plan assets whichever is the higher basis) are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.
Changes in accounting policies
As of March 31, 2007 the Company adopted the SFAS No. 158, whereby recognizing the conditions of reserve for the pension plan (the difference at fair value between the retirement and severance benefit obligation and plan assets) on the consolidated balance sheet. It is stated as the “Accumulated other comprehensive income (loss)” after adjustment for the cumulative effect resulting from the adoption of SFAS No. 158. The adjustment is made to the unrecognized actuarial net gains/losses, prior service costs and the difference resulting from transfer, and these were previously offset by the conditions of reserves on the consolidated balance sheet in accordance with the SFAS No. 87. There is no impact on the income and losses of the Company.
     (6) Accounting method of consumption tax, etc.:
 Consumption taxes are valued at amounts exclusive of consumption tax.
     (7) Goodwill:
 Under SFAS No.142, “Goodwill and Other Intangible Assets” goodwill is no longer amortized but instead is tested for impairment at least  annually.

     (8) Change of Accounting policy:
 Quantifying a misstatement of financial statements
The Company adopted the SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (the “SFAS No. 108”). With respect to the SFAS No. 43 “Accounting for Compensated Absences” which the Company valued the impact thereof was immaterial to the income and losses for the relevant accounting period, the retained earnings at the beginning of the fiscal year decreased by ¥2,287 million, as a result of adjustment for cumulative effect on prior years of the adoption of the SFAS No. 108. In addition, the expense for the fiscal year under review decreased by ¥5 million after taking into consideration tax effects, due to the application of SFAS No. 108.
[Notes to Consolidated Balance Sheet]

1.	Allowance for doubtful receivables:	¥6,311 million

2.	Accumulated amount of depreciation of property, plant and equipment:	¥492,575 million
3.	Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities.

4.	Assets pledged or collateral:

(1)
The Company has given the buildings amounting to ¥1,302 million and land amounting to ¥898 million (both are book values) as a security for long-term debts amounting to ¥255 million from financial institutions.

(2)
The Company has given the marketable securities amounting to ¥996 million and the investments in securities amounting to ¥976 million as a security to the Tokyo Customs in order to extend the due date of the tariffs.

5.	Guaranteed liabilities:

The Company has guaranteed liabilities with respect to the loans owed by the employees for purchase of their houses. If they are in default of payments, the maximum payment obligations that the Company owes will be ¥5,286 million before discounts.

[Note to Per-Share Data]

Net income for the fiscal year under review:	¥70,125 million

Weighted average number of shares issued — basic:	132,342 thousand shares
Dilution by stock options:	146 thousand shares
Weighted average number of shares issued — diluted:	132,488 thousand shares

Net income per share:
Basic:	¥529.88
Diluted:	¥529.29

Book value per share:	¥5,759.18

Total number of common shares outstanding:	133,189 thousand shares
Treasury common stock:	755 thousand shares
Issued number of common shares:	132,434 thousand shares

[Notes to Important Subsequent Events]
1.	Transfer of TDK Brand Recording Media Business:

     The Company adopted a resolution to transfer the TDK brand world wide recording media business to Imation Corp. (“Imation”) (the headquarters are in Oakdale, Minnesota, the U.S.A.) and give license to use the TDK brand name for recording media products at the meeting of Board of Directors held on April 19, 2007.

     The business transferred will be limited to the sale of the TDK brand recording media products and the Company will continue R&D and manufacturing operations for recording media products and supply other OEM customers.

The transfer amount comprises the shares of common stock of Imation and cash amounting to approximately $0.3 billion (approximately ¥36.0 billion).

The closing of transfer is expected to be completed during the period from July 2007 through September 2007, subject to fulfillments of agreed conditions.
2.	Buyback of Own Shares:

     The Company adopted a resolution to repurchase some of the Company’s own shares in accordance with the provisions of Article 156 of the Corporate law, as modified and applied pursuant to Article 165, Paragraph 3 of the said law, at the meeting of Board of Directors held on May 15, 2007.

(1)	Reasons for share buyback:

To increase capital efficiency and further increase the level of returns to stockholders.
(2)	Details of buyback:

Type of shares to be repurchased:	Shares of common stock of the Company

Number of shares to be repurchased:	Up to 4 million shares
(3.0% of the total shares issued)
Total acquisition cost:	Up to ¥44.0 billion

Buyback period:	May 16, 2007 through June 30, 2007
     The Company acquired 3,599,000 shares and ¥39,229,100 thousand as of May 30, 2007.
[Notes to Others]
     Basic Agreement with Alps Electric Co., Ltd. on Acquisition of Assets:
     The Company reached an agreement with Alps Electric Co., Ltd. (the “Alps”) that the Company will acquire from Alps the equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business, and concluded an basic agreement on March 15, 2007.
     The acquisition value will be determined based on a fair valuation when a definitive contract is concluded. The negotiation of the acquisition value is now under way and it is not in the stage to be announced at this point.
     In addition, if the transaction under this contract cannot be completed, the Company is obligated to pay ¥6.0 billion to Alps as a breakup fee.

Attached Document (6)
NON-CONSOLIDATED BALANCE SHEET
(As of March 31, 2007)

Item	Amount	Item	Amount

(ASSETS)	(Millions of yen)	(LIABILITIES)	(Millions of yen)
Current Assets	274,910	Current Liabilities	88,364
Cash and deposits with banks	28,830	Trade payables — accounts	44,924
Trade receivables — notes	3,316	Accounts payable	7,724
Trade receivables — accounts	88,772	Accrued expenses	16,309
Marketable securities	39,992	Accrued income taxes	5,383
Products and merchandise	11,353	Deposits received	13,821
Raw materials and supplies	5,512	Allowance for directors’ bonus	144
Work in process	8,263	Other current liabilities	57
Advance payments	6,468
Deferred tax assets	3,898	Noncurrent Liabilities	16,648
Short-term loans receivables	63,944	Retirement and severance benefits	16,368
Other current assets	14,724	Directors’ and Corporate Auditors’ retirement allowance	280
Allowance for doubtful receivables	- 167
		(Total Liabilities)	105,013
Noncurrent Assets	305,468
Net property, plant and equipment	123,687	(NET ASSETS)
Buildings	34,303	Stockholders’ equity	472,214
Structures	1,623	Common Stock	32,641
Machinery and equipment	60,117	Capital Surplus	59,256
Vehicles, tools, furniture and fixtures	3,569	Additional paid-in capital	59,256
Land	13,676	Retained earnings	386,286
Construction in progress	10,397	Legal reserve	8,160
Intangible assets	6,981	Other retained earnings	378,126
Patent rights	4,246	Special depreciation reserve	618
Software	2,498	Reserve for deferred income taxes	484
Other intangible fixed assets	236	General reserve	306,053
Investments and advances	174,800	Retained earnings carried forward	70,970
Investments in securities	15,269	Treasury stock	-5,971
Shares of subsidiaries	129,011	Valuation and translation adjustments	2,923
Investment in subsidiaries	8,872	Unrealized gains (losses) on other securities	2,923
Long-term loans receivable	36	Stock acquisition rights	228
Long-term prepaid expenses	5,283	(Total Net Assets)	475,366
Advance payment of pension expenses	4,766
Long-term deferred tax assets	10,729
Other investments	1,405
Allowance for doubtful receivables	- 573

Total Assets:	580,379	Total Liabilities and Net Assets:	580,379

Note:	Figures are stated in millions of yen by disregarding any amount less than one million yen.

Attached Document (7)
NON-CONSOLIDATED STATEMENT OF INCOME
[From: April l, 2006 To: March 31, 2007]

Item	Amount

(Millions of yen)
Net Sales	347,280
Cost of Sales	264,342
Gross Profit	82,937
Selling, General and Administrative Expenses	65,289
Operating Income	17,647
Non-Operating Income	28,353
Non-Operating Expenses	14,227
Current Incomes	31,774

Extraordinary Profit	958
Gain on sales of fixed assets	210
Gain on liquidation of affiliate companies	748
Extraordinary Loss	4,302
Prior year’s price adjustment of products	1,892
Loss on disposal of fixed assets	1,266
Impairment loss	927
Loss on devaluation of investment securities	215

Income Before Income Taxes	28,431
Income taxes — current	9,589
Income taxes — deferred	122
Net Income	18,719

Note:	Figures are stated in millions of yen by disregarding any amount less than one million yen.

Attached Document (8)
NON-CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
[From: April 1, 2006 To: March 31, 2007]

(Millions of Yen)
	Stockholders’ equity
				Legal reserve
					Other retained earnings
		Capital surplus				Reserve for		Retained
		Additional	Total		Special	deferred		earnings	Total		Total
	Common	paid-in	capital	Retained	depreciation	income	General	carried	Retained	Treasury	shareholders
	stock	capital	surplus	earnings	Reserve	taxes	reserve	forward	earnings	stock	equity
Balance as of March 31, 2006	32,641	59,256	59,256	8,160	684	484	306,053	65,711	381,093	-7,289	465,702
Change during the fiscal year under review
Dividends from surplus (Note 2)	—	—	—	—	—	—	—	-6,613	-6,613	—	-6,613
Dividends from surplus	—	—	—	—	—	—	—	-6,616	-6,616	—	-6,616
Reserve for special depreciation reserve (Note 2)	—	—	—	—	167	—	—	-167	—	—	—
Reversal of reserve for special depreciation (Note 2)	—	—	—	—	-252	—	—	252	—	—	—
Reserve for special depreciation reserve	—	—	—	—	282	—	—	282	—	—	—
Reversal for special depreciation reserve	—	—	—	—	-262	—	—	-262	—	—	—
Bonus of directors and corporate auditors (Note 2)	—	—	—	—	—	—	—	-106	-106	—	-106
Net income	—	—	—	—	—	—	—	18,719	18,719	—	18,719
Purchase of treasury stock	—	—	—	—	—	—	—	—	—	-31	-31
Disposition of treasury stock	—	—	—	—	—	—	—	-189	-189	1,349	1,160
Net change of items other than stockholders’ equity	—	—	—	—	—	—	—	—	—	—	—
Total change during the fiscal year under review	—	—	—	—	-65	—	—	5,258	5,193	1,317	6,511

Balance as of March 31, 2007	32,641	59,256	59,256	8,160	618	484	306,053	70,970	386,286	-5,971	472,214

	Valuation and translation adjustments
	Net unrealized	Total Valuation and	Stock
	gains on other	translation	acquisition	Total net
	securities	adjustments	rights	assets
Balance as of March 31, 2006	2,894	2,894	—	468,597
Change during the fiscal year under review
Dividends from surplus (Note 2)	—	—	—	-6,613
Dividends from surplus	—	—	—	-6,616
Reserve for special depreciation reserve (Note 2)	—	—	—	—
Reversal of reserve for special depreciation (Note 2)	—	—	—	—
Reserve for special depreciation reserve	—	—	—	—
Reversal for special depreciation reserve	—	—	—	—
Bonus of directors and corporate auditors (Note 2)	—	—	—	-106
Net income	—	—	—	18,719
Purchase of treasury stock	—	—	—	-31
Disposition of treasury stock	—	—	—	1,160
Net change of items other than stockholders’ equity	28	28	228	257
Total change during the fiscal year under review	28	28	228	6,768

Balance as of March 31, 2007	2,923	2,923	228	475,366

Notes:	1.	Figures are stated in millions of yen by disregarding any amount less than one million yen.
	2.	The items designated by “Note” represent the items of the appropriation of retained earnings approved at the Ordinary General Meeting of Shareholders held in June 2006.

Attached Document (9)
LIST OF NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
1.	Matters concerning principal accounting principles
(1)	Valuation standards and methods of securities:
(i)	Shares of subsidiaries and affiliate companies: They are valued at cost using a moving average cost method.
(ii)	Other securities: Marketable securities:
Market price method on the fair market price as of the end of fiscal year (any balance resulting from valuation of securities shall directly be entered into net assets, while any cost of sales of marketable securities shall be calculated using a moving average cost method.)
Non-marketable securities:
They are valued at cost using a moving average cost method.
(2)	Valuation standards and methods of derivatives are as follows: They are valued at market price.

(3)	Valuation standards and methods of inventories are as follows:
(i)	Products and merchandise, work in progress: They are valued at the lower of cost using a periodic average method.
(ii)	Raw materials and supplies: They are value at the lower of cost using a monthly moving average cost method.
(4)	Method of depreciation of cost of fixed assets:
(i)	Property, plant and equipment:
Depreciation of buildings (other than facilities attaching to the buildings) is principally computed using the straight-line method, and property other than buildings is principally computed using the declining balance method.

The estimated useful lives of assets are as follows:

Buildings	3 to 50 years
Machine and equipment	4 to 22 years
(ii)	Intangible assets: Depreciation of intangible assets is computed using the straight-line method.
Software for the in-house use is computed using the straight-line method based on the utilizable period (5 years) within the Company.
(5)	Accounting basis of principal allowances:
(i)	Allowance for doubtful receivables:
In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.

(ii)	Allowance for directors’ bonus: It is stated a amount required to pay bonuses to directors and corporate auditors based on the estimate amount for the fiscal year under review.
(iii)	Retirement and severance benefits (prepaid pension expenses): It is stated estimated amounts for each retirement benefit system based on benefit obligations and plan assets as of March 31, 2007.

Actuarial gains and losses are amortized from the next year following the year in which such gains and losses occurred using the straight-line method over certain periods within the estimated average remaining service years of employees. Prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.

(iii)
Directors’ and Corporate Auditors’ retirement allowance:
In order to prepare for future payment of retirement grants for Directors and Corporate Auditors to resign, it is stated an amount to be required at the end of the fiscal year concerned in accordance with the internal regulations of the Company. Provided, however, that the reserve for Directors’ retirement allowance to be accrued following the date after the date of the 106th Ordinary General Meeting of Shareholders has been suspended upon resolutions of the meeting of the Board of Directors. Directors’ prior retirement grants shall be paid when a Director resigns upon resolution of the general meeting of shareholders.

(6)	Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.
(7)	Method of accounting for consumption tax, etc.:

Consumption taxes are valued at amounts exclusive of consumption tax.
(8)
The Company prepares the non-consolidated financial statements in accordance with the Corporate Accounting Regulations (Ordinance of the Ministry of Justice No. 13, February 7, 2006) for the fiscal year under review.

(9)
Changes in accounting principles:

(Accounting standard for directors’ bonus)

The Company adopted the “Accounting Standard for Directors’ Bonus Statement No. 4” issued by the Accounting Standards Board of Japan (the “ASBJ”) on November 29, 2005 for the fiscal year under review.

Accordingly, the selling, general and administrative expenses increased by ¥144 million, while the operating income, current income and income before income taxes decreased by ¥144 million, respectively.

(Accounting standard for presentation of net assets in the balance sheet) (Partial amendments to the accounting standards for treasury shares and appropriation of legal reserve)

The Company adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet No. 5” and the “Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet No. 8” issued by ASBJ on December 9, 2005, and the “Accounting Standard for Treasury Shares and Appropriation of Legal Reserve No. 1” (revised 2006) and the “Implementation Guidance on Accounting Standard

for Treasury Shares and Appropriation of Legal Reserve No. 2” (revised 2006) issued by ASBJ on August 11, 2006 for the fiscal year under review.

There is no impact on the income and losses of the Company.

The amount equivalent to the previous stockholders’ equity totals ¥475,137 million.

(Accounting standard for stock options, etc.)

The Company adopted the “Accounting Standard for Share-based Payment No. 8” issued by ASBJ on December 27, 2005 and the “Implementation Guidance on Guidance on Accounting Standard for Share-based Payment No. 11” issued by ASBJ on May 31, 2006 for the fiscal year under review.

Accordingly, the selling, general and administrative expenses increased by ¥228 million, while the operating income, current income and income before income taxes decreased by ¥228 million, respectively.

2.	Notes to Non-Consolidated Balance Sheet
(1)	Assets pledged or collateral:

Marketable securities	¥996 million
Investment securities	¥976 million

Total	¥1,972 million
*	They are provided to the Tokyo Customs, etc. to extend the due date of tariffs.
(2)	Accumulated amount of depreciation
of property, plant and equipment:	¥288,504 million
(3)	Contingent liabilities including guaranteed liabilities:
Outstanding guaranteed liabilities	¥5,245 million
*	They are guarantees for the housing loans owed by the Company’s employees.
(4)	Pecuniary credits and debts to affiliate companies:

(1) Short-term credits	¥88,851 million
(2) Short-term debts	¥33,621 million
(5)	There are no pecuniary credits and debts to Directors and Corporate Auditors.
3.	Notes to Non-Consolidated Statement of Income
Transaction volume with affiliate companies:

(1) Sales to affiliate companies:	¥212,044 million
(2) Purchases from affiliate companies:	¥172,160 million
(3) Non-operating transactions with affiliate companies:	¥26,518 million

4.	Notes to Non-Consolidated Statement of Stockholders’ Equity

(1)	Matters concerning the issued number of shares:

		Number of shares	Number of shares
		increased during the	decreased during the
	Number of shares as of	fiscal year under	fiscal year under	Number of shares as of
Type of shares	March 31, 2006	review	review	March 31, 2007
Shares of common stock	133,189 thousand shares	—	—	133,189 thousand shares
(2)	Matters concerning the number of treasury stock:

		Number of shares	Number of shares
		increased during	decreased during
	Number of shares as	the fiscal year	the fiscal year	Number of shares as
Type of shares	of March 31, 2006	under review	under review	of March 31, 2007
Shares of common stock	923 thousand shares	3 thousand shares	171 thousand shares	755 thousand shares

Note:	The increase in shares of treasury stock is attributable to the purchase of shares constituting less than one unit.
The decrease in shares of treasury stock is principally attributable to a decrease resulting from exercise of stock options.
(3)	Matters concerning dividends:
	Dividends paid:

		Total amount of	Dividend
		dividends	per share
Resolutions	Type of shares	(Millions of yen)	(Yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2006	Shares of common stock	6,613	50	March 31, 2006	June30, 2006

Meeting of the Board of Directors held October 30, 2006	Shares of common stock	6,616	50	September 30, 2006	December 4, 2006
‚	Dividends of which effective date will be the date in the next fiscal year, while the record date was the date during the fiscal year under review:
The Company will propose the following item to the Ordinary General Meeting of Shareholders to be held on June 28, 2007.

	Total amount of		Dividend
	dividends	Dividend	per share
Type of shares	(Millions of yen)	assets	(Yen)	Record date	Effective date
Shares of common stock	7,946	Retained earnings	60	March 31, 2007	June 29, 2007
(4)	Matters concerning stock acquisition rights:

	Type of shares issued	Number of shares issued
	upon exercise of stock	upon exercise of stock
Date of issue	acquisition rights	acquisition rights
August 6, 2006	Shares of common stock	20,300 shares

Note:	The number of shares issued upon exercise of stock acquisition rights excludes the shares of which the first date of the exercise period of stock acquisition rights has not arrived.

5.	Notes to Tax Effect Accounting

Breakdown of deferred tax assets and deferred tax liabilities based on reasons are as follows:

Deferred tax assets:

Retirement and severance benefits:		¥14,474	million
Accrued expenses:		¥2,690	million
Exceeding amount of amortization:		¥4,236	million
Consent dividend:		¥1,928	million
Other:		¥2,828	million

Subtotal:		¥26,156	million
Valuation allowance:	-¥	3,604	million

Total:		¥22,552	million
Deferred tax liabilities:

Gain on retirement benefit trust:	-¥	5,193	million
Special depreciation reserve:	-¥	418	million
Reserve for advanced depreciation:	-¥	323	million
Other:	-¥	1,991	million

Total:	-¥	7,925	million

Net deferred tax liabilities:		¥14,627	million
6.	Notes to Fixed Assets Used Under Leasing Agreements

In addition to the fixed assets stated on the accompanying non-consolidated balance sheet, the main assets used under leasing agreements are electronic calculators and the peripheral equipment.

7.	Notes to Transactions with Related Parties

Subsidiaries:

					Relation
				Percentage of	Concurrently
		Capital or	Business and	voting rights held	holding office of
Attribute	Name	contribution	occupation	by the Company	officers	Business relation
Subsidiary	TDK-MCC Corporation	¥1,000 millions	Manufacture of electronic materials & components	100%	None	Manufacture of the Company’s products
Subsidiary	SAE Magnetics (Hong Kong) Limited (Hong Kong)	HK$50 thousand	Manufacture and sale of electronic materials & components	100%	3 officers	Manufacture and sale of the Company’s products
Subsidiary	TDK Europe S.A.	Euro 153,113 thousand	Investments in and loans to affiliates, and management of affiliates	100%	2 officers	Loan of funds

		Transaction
		amount
		(Millions of yen)		Balance as of March 31,
Name	Transaction	(Note 4)	Item	2007 (Millions of yen)
TDK-MCC Corporation	Purchase of products (Note 1)	45,215	Trade payable,	8,147
	Receipt of rental fees of equipments (Note 2)	7,733	Other current assets	842

SAE Magnetics (Hong Kong) Limited (Hong Kong)	Sale of products (Note 1)	29,061	Trade receivable,	8,307
	Receipt of fees for technological consultant (Note 2)	8,289	Other current assets	5,254

TDK Europe S.A.	Loan of funds (Note 3)	5,799
	Receipt of interests (Note 3)	371	Short-term debt	15,546

Terms of transactions or determination policies of terms of transactions:
Notes: 1. Purchases and sales of products are determined referring to the market value.
2.	With respect to receipt of rental fees of equipments are determined by agreements, based on amortization of leased equipments adjusted by incidental costs.

3.	Fees for technological consultant are determined by agreements based on the sales history.

4.
With respect to the loans to subsidiaries, the Company implement loans to or collect them from subsidiaries when necessary, depending on the subsidiaries’ financial conditions. The Company does not receivea security from subsidaries. The interest rates are determined taking into account the market interest rates.

8.	Notes to Per-Share Data

(1) Book-value per share:	¥3,589.45
(2) Net income per share:	¥141.45
9.	Notes to Important Subsequent Events
(1)	Transfer of sales business of TDK brand recording media:

     The Company adopted a resolution to transfer the TDK brand world wide recording media business to Imation Corp. (the headquarters are in Oakdale, Minnesota, the U.S.A.) at the meeting of Board of Directors held on April 19, 2007.

     The business transferred will be limited to the sale of the TDK brand recording media products and the Company will continue R&D and manufacturing operations for recording media products and supply other OEM customers.

The transfer amount that the Company and its subsidiary will receive comprises the shares of common stock of Imation and cash amounting to approximately $0.3 billion (approximately ¥36.0 billion).

The closing of transfer is expected to be completed during the period from July 2007 through September 2007, subject to fulfillments of agreed conditions.

(2)	Share buyback of the Company’s own shares:

     The Company adopted a resolution to repurchase some of the Company’s shares in accordance with the provisions of Article 156 of the Corporate law, as modified and applied pursuant to Article 165, Paragraph 3 of the said law, at the meeting of Board of Directors held on May 15, 2007.

	Reasons for share buyback:

To increase capital efficiency and further increase the level of returns to stockholders.

‚	Details of buyback:

Type of shares to be repurchased:	Shares of common stock of the Company
Number of shares to be repurchased:	Up to 4 million shares (3.0% of the total shares issued)
Total acquisition cost:	Up to ¥44.0 billion
Buyback period:	May 16, 2007 through June 30, 2007
The Company acquired 3,599,000 shares and ¥39,229,100 thousand as of May 30, 2007.

10. Notes to Retirement and Severance Benefits
(1)	Retirement and Severance Benefits:
      Components of retirement and severance benefits:

111th Business year
(As of March 31, 2007)
(¥ million)
(1) Retirement and severance benefit obligation	-163,247
(2) Plan assets	176,296
(3) Unfunded obligations for benefit obligation (1) + (2)	-13,049
(4) Unrecognized actuarial loss (gain)	-4,948
(5) Unrecognized prior service costs	-19,703
(6) Prepaid pension costs	4,766
(7) Accrued retirement and severance benefits (3) + (4) + (5) - (6)	-16,368
     ‚ Components of retirement benefit costs:

111th Business year
(April 1, 2006 — March 31, 2007)
(¥ million)
Retirement benefit costs	3,362
(1) Service cost	5,024
(2) Interest cost	3,376
(3) Expected return on plan assets	-4,687
(4) Amortization of prior service costs	-1,556
(5) Amortization of actuarial loss (gain)	985
(6) Extra benefits paid	220
     ƒ Calculation basis of for retirement and severance benefits obligations:

111th Business year
(As of March 31, 2007)
(1) Discount rates	2.2%
(2) Expected rates of return on investment:	3.5%
(3) Distribution method of estimated amount of retirement and severance benefits during the period	Period fixed amount standard
(4) Amortization of prior service obligations	Average remaining years of service of the employees when it occurs
(5) Years to amortize actuarial gain/loss	Average remaining years of service of the employees when it occurs
(2)	Prior year’s price adjustments of products:
     The prior year’s price adjustments of products are the amount payable to the product transactions between the Company and its overseas subsidiaries for adjusting transfer pricing. The adjustments are made in accordance with mutual agreements concluded between the tax authorities in Japan and such the countries as the Company’s subsidiaries locate.
(3)	Impairment loss:
     The Company stated the impairment loss for the following asset group for the fiscal year under review:

Purpose of use	Type	Location	Amount
Idle	Land	Saku-shi, Nagano Prefecture	¥16 million
Idle	Building	Saku-shi, Nagano Prefecture	¥898 million
Idle	Machine and equipment	Ichikawa-shi, Chiba Prefecture, and other	¥13 million

     The Company, in principle, implements asset grouping based on each business group. Provided, however, that with respect to the idle asset without having a plan for use in prospect, each property is used as the grouping unit. The asset group above are in the conditions of idle and there are no prospects for future use and book values were reduced to the collectible amounts.
     The collectible amount is measured by the net selling value, and the market value of land and building are measured at a real estate appraisal.
(4)	Basic Agreement with Alps Electric Co., Ltd. on Acquisition of Assets:
     The Company reached an agreement with Alps Electric Co., Ltd. (the “Alps”) that the Company will acquire from Alps the equipment and intellectual property rights such as patent properties and know-how concerning HDD (Hard Disc Drive) head business, and concluded an basic agreement on March 15, 2007.
     The acquisition value will be determined based on a fair valuation when a definitive contract is concluded. The negotiation of the acquisition value is now under way and it is not in the stage to be announced at this point. In addition, if the transaction under this contract cannot be completed, the Company is obligated to pay ¥6.0 billion to Alps as a breakup fee.

Attached Document (10)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
FOR CONSOLIDATED STATUTORY REPORTS
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report

The Board of Directors TDK Corporation	May 30, 2007

KPMG AZSA & Co.

Hideaki Koyama (Seal)
Designated and Engagement Partner
Certified Public Accountant
Naoki Matsumoto (Seal)
Designated and Engagement Partner Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of TDK Corporation for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of TDK Corporation and consolidated subsidiaries as of March 31, 2007 and the consolidated results of their operations for the year then ended, in conformity with the Article 148(1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 3. Significant Accounting Policies (1)).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Attached Document (11)
CERTIFIED COPY OF PUBLIC ACCOUNTANTS’ REPORT
FOR NON-CONSOLIDATED STATUTORY REPORTS
[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report

The Board of Directors TDK Corporation	May 30, 2007

KPMG AZSA & Co.

Hideaki Koyama (Seal)
Designated and Engagement Partner
Certified Public Accountant
Naoki Matsumoto (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of TDK Corporation as of March 31, 2007 and for the 111th business year from April 1, 2006 to March 31, 2007 in accordance with Article 436(2)1of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of TDK Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Supplementary Information (12)
CERTIFIED COPY OF AUDIT REPORT OF BOARD OF CORPORATE AUDITORS
Audit Report of Board of Corporate Auditors
     The board of corporate auditors (“BCA”) of TDK Corporation (“Company”) has reviewed and discussed the audit report prepared by each corporate auditor with respect to the performance of duties by the directors of the board (“BOD”) of the Company during the 111th business term commencing on April 1, 2006 and ending on March 31, 2007 and compiled the following audit report of the BCA.
1.	Means and methods of audit employed by the corporate auditors and BCA
     The BCA established auditing policies, allocation of duties and other relevant matters; received reports from each corporate auditor regarding their execution of audits and results thereof, as well as reports from the directors other relevant personnel and the accounting auditors regarding performance of their duties; and sought explanations as necessary.
     Each corporate auditor conducted audit in accordance with the policies, schedules, allocation of duties and other relevant matters established by the BCA for the business term; communicated with the directors, accounting auditors, internal auditing group and other employees; made efforts to build the environment ensuring effective information finding and auditing; participated in the meetings of the BOD and other important meetings; received reports from the directors and employees regarding performance of their duties; sought explanations as necessary; examined important authorized documents and associated information; and studied the operations and status of assets at the head office and other principal offices. In addition, the corporate auditors reviewed the contents of the resolution of the BOD with respect to the establishment of such environment, required under item 1 and item 3, Article 100, of the Enforcement Regulations of the Corporate Law, that ensures proper business operations of a corporation and conformance of the performance of duties by its directors to the related laws and regulations and its articles of incorporation; and monitored and verified the operations of said system actually built based on such resolution (“Internal Control System”). With respect to subsidiaries, the corporate auditors communicated and exchanged information with their directors and corporate auditors and received business reports from subsidiaries as necessary. Based on the above means and methods, the corporate auditors examined the business report and the accompanying detailed statements for the business term.
     Furthermore, while monitoring and verifying whether the accounting auditors maintained their independence and implemented appropriate audits, the corporate auditors received reports from them regarding the performance of their duties and sought explanations as necessary. In addition, the corporate auditors received notice from the accounting auditors that “System for ensuring proper performance of duties”, required under Article 159 of the Company Accounting Regulations, is organized in accordance with the “Quality Management Standards Regarding Audits”, published by the Business Accounting Council, as of October 28, 2005, and other relevant standards and sought explanations as necessary. Based on the above means and methods, the corporate auditors examined the non-consolidated financial statements which consist of non-consolidated balance sheet, non-consolidated income statement, non-consolidated statements of changes in stockholders’ equity and notes to non-consolidated financial statements and the accompanying detailed statements as well as the consolidated financial statements which consist of consolidated balance sheet, consolidated income statement, consolidated statements of changes in stockholders’ equity and notes to consolidated financial statements and the accompanying detailed statements for the business term.

2.	Audit Results

(1)	Results of Audit of Business Report and Other Relevant Documents
i
The BCA has confirmed that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and the articles of incorporation of the Company.

ii
The BCA has found no significant evidence of wrongful act or violation of any provision of related laws and regulations or the articles of incorporation of the Company with regard to the performance of duties by the directors.

iii
The BCA has confirmed that the content of the resolution of the BOD regarding the Internal Control System is proper and there is no matter on which to remark in regard to the performance of duties by the directors regarding the Internal Control System.

(2)	Results of audit of non-consolidated financial statements and accompanying detailed statements

The BCA has confirmed that the methods and results of the audit employed by the accounting auditors of KPMG AZSA & Co. are proper.

(3)	Results of audit of consolidated financial statements and accompanying detailed statements

The BCA has confirmed that the methods and results of the audit employed by the accounting auditors of KPMG AZSA & Co. are proper.
May 30, 2007
Board of Corporate Auditors of
TDK Corporation
Full-time Corporate Auditor
  Masaaki Miyoshi          (Seal)
Full-time Corporate Auditor
  Takuma Otsuka              (Seal)
Outside Corporate Auditor
  Kazutaka Kubota           (Seal)
Outside Corporate Auditor
  Kaoru Matsumoto          (Seal)
Outside Corporate Auditor
  Ryoichi Ohno                  (Seal)

(Note)	Note for English translation Certain terms used in this report have meanings as defined in the Japanese Corporate Law and/or related regulations. This report is submitted to BOD.

— End —

Reference Documents Concerning the Ordinary General Meeting of Shareholders

First Item:	Appropriation of Retained Earnings
The Company would like to appropriate retained earnings as follows:
     The Company gives a priority to returning earnings to its shareholders as an important management issue. The Company’s fundamental dividend policy is to consistently increase the dividend taking into consideration the level of return on equity, dividends on equity and business results on a consolidated basis, among other factors. The Company proposes that a year-end dividend for the fiscal year under review be as follows:
     With respect to internal reserve, the Company will use it to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.
Matters concerning year-end dividends:
	Item concerning the allotment of dividend assets and the total amount thereof:

¥60 per share of common stock of the Company Total amount: ¥7,946,052,300

* The total cash dividend is ¥110 per share, together with the interim dividend of ¥50 per share paid on December 4, 2006. It is a ¥20 per share increase compared with the previous fiscal year.

‚	Date when a dividend of retained earnings takes effect:

June 29, 2007

Second Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock Compensation-Type Plan
The Company cordially requests the shareholders’ approval for entrusting the issuance of stock acquisition rights to Corporate Officer of the Company as stock option scheme for a stock-linked compensation plan to the Board of Directors, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law of Japan.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the terms of issue stated in item 2. below to Corporate Officers as a stock option scheme for a stock-linked compensation plan. The stock acquisition rights are structured so that these Corporate Officers also share the risk of a decrease in the Company’s share price with shareholders and not just the benefits of a price increase. The issuance of these rights is thus intended to provide the Corporate Officers with further incentive for improving the operating results and share price. The amount to be paid per share issued upon the exercise of stock acquisition rights is ¥1 per share.

2.	Terms of issue of stock acquisition rights:

(1)	Maximum number of stock acquisition rights
Up to 130 stock acquisition rights as detailed in (3) below.

Furthermore, up to 13,000 shares of the Company’s common stock may be issued upon exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3) below, the number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as stated above.

(2)	Amount to be paid for stock acquisition rights

No payment shall be required for the stock acquisition rights.

(3)	Details of stock acquisition rights
	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares issued upon exercise of each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 shares.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

“Number of shares granted” after adjustment = “Number of shares granted” before adjustment × stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.

‚	Method for calculating the amount to be contributed when exercising each stock acquisition right

The amount to be contributed when exercising each stock acquisition right shall be the amount to be paid for each share issued upon exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”

ƒ	Exercise period for stock acquisition rights

The exercise period shall be from July 8, 2007 to July 7, 2027.

„	Other conditions for exercising stock acquisition rights

(a)
Holders of stock acquisition rights, excluding (b) below, shall not be able to exercise stock acquisition rights in the period from July 8, 2007 to July 7, 2010, but are able to exercise stock acquisition rights after July 8, 2010.

(b)
Holders of stock acquisition rights shall be permitted to exercise stock acquisition rights prior to July 7, 2010 in cases specified in (i) and (ii) below, as long as it is within the time frame stipulated therein.

(i) In the event that a holder of stock acquisition rights loses his or her position as either Director or Corporate Auditor, or employee of the Company (including full-time consultants and contract employees, but excluding part-time consultants and part-time contract employees. *This definition of employee will hereinafter be applicable.)

Three years from the day after losing the position.

(ii) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary of another company, is approved at a meeting of shareholders of the Company.

A period of 15 days from the day following the approval date.

(c)
On or after July 8, 2010, in the event that a holder of stock acquisition rights loses his or her position as either a Director or Corporate Auditor, or employee of the Company, the holder may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.

…	Item concerning increases in common stock and additional paid-in capital if shares are issued upon exercise of stock acquisition rights

(a) In the event that shares are issued upon exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

(b) In the event that shares are issued upon exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a) above.

†
Restrictions on the acquisition of stock acquisition rights due to transfers Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

‡	Provisions for call option of stock acquisition rights
No provisions for call option of stock acquisition rights are specified.
(4)	Authority to determine other matters concerning stock acquisition rights:

Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Third Item:	Issuance of Stock Acquisition Rights as Stock Option Scheme
The Company cordially requests the shareholders’ approval for entrusting the issuance of stock acquisition rights to key employees of the Company, and directors and key employees of group companies as stock option scheme for a stock-linked compensation plan to the Board of Directors of the Company, pursuant to the provisions of Articles 236, 238 and 239 of the Corporate Law of Japan.
1.	Reason for issuance of stock acquisition rights with specially favorable terms and conditions to individuals other than shareholders:

The Company will issue stock acquisition rights free of charge in accordance with the terms of issue stated in item 2. below to key employees of the Company, and directors and key employees of group companies as a further incentive for contributing to the improvement of the Company’s consolidated operating results.

2.	Terms of issue of stock acquisition rights:

(1)	Maximum number of stock acquisition rights:
Up to 1,300 stock acquisition rights as detailed in (3) below.

Furthermore, up to 130,000 shares of the Company’s common stock may be issued upon exercise of stock acquisition rights. In the event that the “number of shares granted” is adjusted in accordance with (3)  below, the maximum number of shares shall be calculated by multiplying the “number of shares granted” after adjustment by the maximum number of stock acquisition rights as stated above.

(2)	Amount to be paid for stock acquisition rights:

No payment shall be required for the stock acquisition rights.

(3)	Details of stock acquisition rights:
	Class and number of shares to be issued upon the exercise of the stock acquisition rights

The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100 share.

However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date of this proposal (hereinafter “determination date”), the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.

“Number of shares granted” after adjustment = “Number of shares granted” before adjustment × stock split or stock consolidation ratio

Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.

‚	Method for calculating the amount to be contributed when exercising each stock acquisition right

The amount to be contributed when exercising each stock acquisition right shall be the amount to be paid for each share issued upon exercise of stock acquisition rights (hereinafter the “exercise price”) multiplied by the “number of shares granted.”

The exercise price shall be an amount which is the average of the closing price (regular way) of the Company’s common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the date of allotment (hereinafter “allotment date”) of stock acquisition rights, multiplied by 1.05. Any amount less than one yen arising from this calculation shall be rounded up to the nearest yen.

However, if the resulting exercise price is less than the closing price as of the day before the allotment date (or the closing price on the nearest preceding day if there is no closing price on that date), then the closing price on the day before the allotment date shall be used instead.

In the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the allotment date, the exercise price shall be adjusted in accordance with the following method of calculation and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

Exercise price after adjustment = Exercise price before adjustment × 1/stock split or stock consolidation ratio

In case the Company issues new shares or disposes of its own shares at a price less than the current market price (except in the case of the conversion of convertible stock or stock with mandatory conversion terms, or in the case of a request by a shareholder for the sale of shares constituting less than one unit or the exercise of stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded up to the nearest yen:

		Number of shares issued +	Number of shares newly issued ×	Amount paid per share
Current market price
Exercise Price after adjustment	Exercise Price before adjustment x	Number of shares issued	+	Number of newly issued shares

In the above formula, the “number of shares issued” shall be defined as the aggregate number of shares of common stock issued and outstanding less the number of treasury stock. In the event that the Company disposes of treasury stock, the “number of new shares issued” shall be read as “number of treasury stock disposed of.”

Moreover, in other cases where circumstances arise requiring the exercise price to be adjusted after the allotment date, the exercise price shall be adjusted appropriately.

ƒ	Exercise period for stock acquisition rights
The exercise period shall be the period beginning August 1, 2009 and ending on July 31, 2013.

„	Items concerning increases in common stock and additional paid-in capital if shares are issued upon exercise of stock acquisition rights
(a)
In the event that shares are issued upon exercise of stock acquisition rights, common stock shall increase by a half of the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese Company Accounting Regulations. Any amount less than one yen arising shall be rounded up to the nearest yen.

(b)
In the event that shares are issued upon exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (a).

…
Restrictions on the acquisition of stock acquisition rights due to transfers Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.

†
Provisions for the acquisition of stock acquisition rights If a meeting of shareholders of the Company approves a proposal of a merger agreement under which the Company is to be dissolved; a proposal for a corporate division agreement or plan under which the Company undergoes a split; or a proposal of a share transfer agreement or plan that makes the Company a wholly owned subsidiary of another company (or approval by a resolution of the Company’s Board of Directors where approval of the shareholders is not required), the Company may acquire the stock acquisition rights without compensation on a date separately specified by the Board of Directors.

(4)	Entrust of determination of the terms of offering and others:

Matters concerning the terms of offering and details of stock acquisition rights, other than the items prescribed above, shall be determined at the meeting of the Board of Directors to be held after this Ordinary General Meeting of Shareholders.

Fourth Item:	Election of Seven (7) Directors
The terms of offices of all seven (7) Directors will expire at the closing of this Ordinary General Meeting of Shareholders. You are requested to elect seven (7) Directors.

Candidates for Directors are as follows:

Number of Shares
Candidate	Name	Resume, Status as Other Company’s Representative, if any, and		of the Company
No.	(Date of Birth)	Position and Duties at the Company		Owned

1.	Hajime Sawabe	April 1964:	entered into the Company	10,000 shares
	(Jan. 9, 1942)	April 1991:	General Manager of European Division of Recording Media Business Group of the Company
		June 1996:	Director & General Manager of Data Storage Components Business Group of the Company
		June 1998:	President & Representative Director of the Company
		June 2006:	Chairman & Representative Director of the Company (present post)

2.	Takehiro Kamigama	April 1981:	entered into the Company	3,300 shares
	(Jan. 12, 1958)	April 2001:	General Manager in charge of strategic technology of Recording Device Business Division of the Company
		Oct. 2001:	General Manager of Head Business Group of the Company (present post)
		June 2002:	Corporate Officer of the Company
		June 2003:	Senior Vice President of the Company
		June 2004:	Director and Executive Vice President of the Company
		June 2006:	President & Representative Director of the Company (present post)

3.	Jiro Iwasaki	April 1974:	entered into the Company	2,000 shares
	(Dec. 6, 1945)	June 1992:	General Manager of Corporate Planning Office of the Company
		June 1996:	Director and General Manager of Human Resources Department of the Company
		June 1998:	Managing Director of the Company General Manager of Recording Media & Systems Business Group of the Company
		June 2002:	Director & Senior Vice President of the Company General Manager of Administration Group of the Company (present post) in charge of Safety and Environment (present post)
		June 2006:	Director & Executive Vice President of the Company (present post)

4.	Shinji Yoko	April 1970:	entered into the Company	2,900 shares
	(Jan. 2, 1948)	Jan. 1994:	General Manager of European Sales Headquarters of Electronic Materials Sales & Marketing Department of the Company
		June 1998:	Director of the Company
		Jan. 1999:	Director, Deputy General Manager of Electronic Components Sales & Marketing Division of the Company
		April 2000:	Director, Deputy General Manager of General Manager of Electronic Components Sales & Marketing Division of the Company General Manager of High Frequency Components Department of the Company
		June 2002:	Director & Senior Vice President of the Company (present post) General Manager of Electronic Components Sales & Marketing Group of the Company (present post)

5.	Yasuhiro Hagihara (Oct. 19, 1937)	April 1971:	registered as lawyer in Washington D.C. in the U.S.	1,000 shares
		Aug. 1976:	joined Graham and James LLP in the U.S.
		Jan. 1979:	Partner of the said law firm
		July 2000:	Partner of Squire Sanders Gaikokuhou Kyodo Jigyo Horitsu Jimusho (present post)
		June 2002:	Director of the Company (present post)

6.	Seiji Enami	Jan. 1974:	entered into the Company	1,100 shares
	(Sep. 14, 1947)	April 1997:	General Manager of Corporate Planning Department of Recording Media Business Division of the Company
		April 2000:	General Manager of Market Sales Department of Recording Media & Systems Division of the Company
		April 2001:	General Manager of Finance & Accounting Department of the Company
		June 2004:	Corporate Officer of the Company (present post)
General Manager of Finance & Accounting Department of Administration Group of the Company (present post)
		June 2005:	Director of the Company (present post)

7. *	Minoru Takahashi	April 1970:	entered into the Company	200 shares
	(Feb. 12, 1948)	June 2003:	Corporate Officer of the Company, General Manager of Sensor & Actuators Business Division of the Company
		April 2005:	Corporate Officer, in charge of technology and intellectual properties, General Manager of Technology Group and General Manager of Devices Development Center of Technology Group of the Company
		June 2005:	Senior Vice President of the Company, in charge of technology, intellectual properties and Amperex Technology Limited (ATL) General Manager of Technology Group and General Manager of Devices Development Center of Technology Group of the Company
		April 2006:	Senior Vice President of the Company, in charge of technology, intellectual properties and ATL General Manager of Technology Group of the Company (present post)

Notes: 1.	None of the above seven (7) candidates have any special interests in the Company.
2.	The name designated with the mark “*” represents a candidate for new Director.
3.	Mr. Yasuhiro Hagihara is a candidate for the outside Director.
4.	The reason that the Company recommends Mr. Yasuhiro Hagihara to be a candidate for the outside Director is as stated below:

Mr. Yasuhiro Hagihara is a noble-minded person and has professional knowledge regarding the laws and regulations as a U.S. attorney-at-law. He also has affluent knowledge regarding corporate management. The Company believes that he is capable of giving advices and recommendations to ensure legality and reasonability of decision-making of the Board of Directors of the Company, and requests that the shareholders elect him as an outside Director of the Company.

5.	Mr. Yasuhiro Hagihara is currently the outside Corporate Auditor of the Company. His term of office as the outside Corporate Auditor will be five years at the closing of this Ordinary General Meeting of Shareholders.
Fifth Item: Election of Five (5) Corporate Auditors
The terms of offices of all five (5) Corporate Auditors will expire at the closing of this Ordinary General Meeting of Shareholders. You are requested to elect five (5) Corporate Auditors.
The Board of Corporate Auditors has already approved this proposal.
Candidates for Corporate Auditors are as follows:

Resume, Status as Other Company's
Candidate	Name	Representative, if any, and		Number of Shares of the
No.	(Date of Birth)	Position and Duties at the Company		Company Owned

1	Masaaki Miyoshi	April 1970:	entered into the Company	1,000 shares
	(Sep. 3, 1947)	June 1998:	General Manager of Corporate Planning Department
		July 2000:	President of Korea TDK Co., Ltd.
		June 2003.	Full-time Corporate Auditor (present post)

2 *	Noboru Hara	April 1968:	entered into the Company	400 shares
	(Dec. 24, 1949)	Nov. 1995:	General Manager of Procurement Department, Recording Media & Systems Business Division
		Oct. 2001:	General Manager of General Affairs Department of Administration Group (present post)

3	Kaoru Matsumoto	Nov. 1971:	Joined Nakajima Accounting Office	0 share
	(Dec. 8, 1947)	Mar. 1976:	registered as a certificated public accountant
		Nov. 1977:	Established Kaoru Matsumoto & Co. (present post)
		June 2003:	Corporate Auditor of the Company (present post)

4	Ryoichi Ohno	Nov. 1988:	registered as U.S. Certified Public Accountant	0 share
	(Nov. 3, 1958)	July 1994:	Partner, PricewaterhouseCoopers
		Sep. 2001:	Finance Vice President of Prudential Financial Inc.
Transferred to The Gibraltar Life Insurance Co., Ltd.
Senior Vice President and Chief Financial Officer of The Gibraltar Life Insurance Co., Ltd.
		June 2004:	Corporate Auditor of the Company (present post)
		July 2006:	Part-time Director of Prudential Financial Inc. (present post)
		Feb. 2007:	Regional CFO-Japan(USGAAP Reporting) Prudential Financial, Inc., Japan Representative Office (present post)

Resume, Status as Other Company’s
Candidate	Name	Representative, if any, and		Number of Shares of the
No.	(Date of Birth)	Position and Duties at the Company		Company Owned

5 *	Yukio Yanase (June 15, 1944)	April 1968:	entered into the Saitama Bank (which became Asahi Bank in 1991 and is now Resona Bank)	0 share
		June 1996:	Director, General Manager of Personnel Planning Department of the said bank
		June 1999:	Managing Director,Head of Corporate Banking Division of the said bank
		Oct. 2001:	President of the said bank
		Oct. 2002:	President of the said bank, Deputy President & Representative Director of Resona Holdings, Inc.
		Nov. 2003:	Consultant to the Board of ORIX Corporation
		Feb. 2005:	Executive Officer & Deputy President of ORIX Corporation
		June 2005:	Director, Executive Officer & Deputy President of ORIX Corporation (present post)
Notes:	1.	None of the above five (5) candidates have any special interests in the Company.
2.	The name designated with the mark “*” represents a candidate for new Corporate Auditor.

3.	Messrs. Kaoru Matsumoto, Ryoichi Ohno, and Yukio Yanase are candidates for outside Corporate Auditors.

4.	The reasons that the Company recommends Messrs. Kaoru Matsumoto, Ryoichi Ohno, and Yukio Yanase as candidates for outside Corporate Auditor are stated below:
•
Mr. Kaoru Matsumoto is a noble-minded and highly talented person with professional knowledge and plentiful experience as a certified public accountant. The Company considers that his qualification will be useful to improve the quality of the Company’s audit system and requests that the shareholders elect him as an outside Corporate Auditor of the Company.

•
Mr. Ryoichi Ohno is a noble-minded and highly talented person with professional knowledge of U.S. generally accepted accounting principles as a U.S. certified public accountant. He also has plentiful experience with corporate management. The Company considers that his qualification will be useful to improve the quality of the Company’s audit system and requests that the shareholders elect him as an outside Corporate Auditor of the Company.

•
Mr. Yukio Yanase is a noble-minded person. He has plentiful experience, a high degree of professional knowledge, and has excellent insight regarding corporate management. The Company considers that his qualification will be useful to improve the quality of the Company’s audit system and requests that the shareholders elect him as an outside Corporate Auditor of the Company.

5.
Messrs. Kaoru Matsumoto and Ryoichi Ohno are currently outside Corporate Auditors of the Company. Mr. Matsumoto’s term of office as the Corporate Auditor will be four (4) years and Mr. Ohno’s term of office as the Corporate Auditor will be three (3) years upon the closing of this Ordinary General Meeting of Shareholders.

Sixth Item: Provision of Bonus to Directors as a Group
Taking into consideration the business performance for the fiscal year under review and othermatters, it is proposed that a bonus in the aggregate amount of ¥147,920 thousand shall be paid to six (6) Directors engaged in business execution (except one (1) outside Director), who were in office at the end of the fiscal year under review.

Seventh Item:	Presentation of Retirement Grants to the Resigning Director and Resigning Corporate Auditor
It is proposed that retirement grants shall be presented to Mr. Takeshi Nomura, who will retire as Director at the closing of this Ordinary General Meeting of Shareholders upon the completion of his term of office, and Mr. Takuma Otsuka, who will resign as Corporate Auditor at the closing of this Ordinary General Meeting of Shareholders, in appreciation for their meritorious service to the Company, in a reasonable amount based on the specified standards of the Company.
The Company also proposes that the amount, the date of presentation and procedures shall be entrusted to the determination among the Board of Directors in case of the retiring Director and to Board of Corporate Auditors in case of the retiring Corporate Auditor.
The calculation formula of the retirement grants to the Directors is provided for in the Regulations of Retirement Grants System for Directors and the calculation of the retirement grants to the Corporate Auditors is provided for in the Detailed Provisions of Retirement Grants System for Corporate Auditors of the Company. There are no statements concerning the percentage or amount of the extra payment depending on the services.
The Company suspended reserve for the retirement grants to Directors after the date following the Ordinary General Meeting of Shareholders held on June 27, 2002. This proposal is made with respect to the years of the Director who was in office before June 27, 2002.
In addition, at the meeting of the Board of Corporate Auditors held in March 22, 2007, the Company adopted a resolution to suspend reserve for the retirement grants to Corporate Auditors after the date following this Ordinary General Meeting of Shareholders.
Resumes of the retiring Director and Corporate Auditor are as follows:

Name	Resume
Takeshi Nomura	June 1998: Director of the Company
June 2002: Director & Senior Vice President of the Company
Takuma Otsuka	June 2000: Full-time Corporate Auditor of the Company (to present)

Eighth Item:	Presentation of Retirement Grants to the Resigning Outside Corporate Auditor
It is proposed that retirement grants shall be presented to Mr. Kazutaka Kubota, who will resign as outside Corporate Auditor at the closing of this Ordinary General Meeting of Shareholders upon the completion of his term of office, in appreciation for his meritorious service to the Company, in a reasonable amount based on the specified standards of the Company.
The Company also proposes that the amount, the date of presentation and procedures shall be entrusted to the determination among the Board of Corporate Auditors.
The calculation formula of the retirement grants to the Corporate Auditor is provided for in the Detailed Provisions of Retirement Grants System for Corporate Auditors of the Company and the Company does not establish the percentage or amount of the extra payment depending on the services. Therefore, the payment of retirement grants, the amount calculated as grants and the payment method have no room to be adjusted at the Company’s officers’ discretion. Accordingly, the independence of the Corporate Auditor who is provided with retirement grants will not be affected. When the Corporate Auditor assumed the office of Corporate Auditor, the retirement grants system was already fixed, the independence of the Corporate Auditor has been maintained during the term of office.
In addition, at the meeting of the Board of Corporate Auditors held in March 22, 2007, the Company adopted a resolution to suspend reserve for the retirement grants to Corporate Auditors after the date following this Ordinary General Meeting of Shareholders.
Resume of the resigning outside Corporate Auditor is as follows:

Name	Resume
Kazutaka Kubota	June 2003: Corporate Auditor of the Company (to present)
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Map to Technical Center of TDK Corporation
(Translation omitted)